As filed with the Securities and Exchange Commission on December 11, 2002
Registration No. 333-100577

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

AMENDMENT NO. 3
TO
FORM S-3
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

OLD DOMINION ELECTRIC COOPERATIVE
(Exact name of Registrant as specified in its charter)

Virginia	23-7048405
(State or jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

*    *    *

Innsbrook Corporate Center
4201 Dominion Boulevard
Glen Allen, Virginia 23060
Telephone (804) 747-0592
(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive office)
Daniel M. Walker
Innsbrook Corporate Center
4201 Dominion Boulevard
Glen Allen, Virginia 23060
Telephone (804) 747-0592
(Name, Address, including zip code, and telephone number, including area code, of Agent for Service)
Copies to:
Carl F. Lyon, Jr.	Richard W. Gregory	Cada T. Kilgore, III
Orrick, Herrington & Sutcliffe LLP 666 Fifth Avenue	LeClair Ryan, A Professional Corporation	Sutherland Asbill & Brennan LLP 999 Peachtree Street, N.E.
New York, NY 10103	4201 Dominion Boulevard	Atlanta, GA 30309
(212) 506-5000	Glen Allen, VA 23060	(404) 853-8000
(804) 968-2987
Approximate date of commencement of proposed sale to the public:    From time to time after the effective date of this Registration Statement.

If the only securities being registered on this form are being offered pursuant to dividend or reinvestment plans please check the following box. ☐
If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 of the Securities Act of 1933, as amended (the “Securities Act”) other than securities offered only in connection with dividend or interest reinvestment plans, please check the following box. ☒
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. ☐
If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

INTRODUCTORY NOTE

This registration statement relates to debt securities which may be issued from time to time, including an initial series of bonds which Old Dominion Electric Cooperative intends to issue shortly after this registration statement becomes effective. Therefore this registration statement includes:

•	a preliminary prospectus supplement to the base prospectus with respect to Old Dominion Electric Cooperative’s offering of its 2002 Series B Bonds due 2028; and

•	a base prospectus relating to the debt securities of Old Dominion Electric Cooperative.

The information in this prospectus supplement is not complete and may be changed. We may not sell the securities until the registration statement filed with the Securities and Exchange Commission becomes effective. This prospectus supplement is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED DECEMBER 11, 2002
Prospectus Supplement
(To Prospectus dated December 11, 2002)

Old Dominion Electric Cooperative

$300,000,000

        % 2002 Series B Bonds Due 2028

Old Dominion Electric Cooperative is offering 2002 Series B Bonds that will mature on December 1, 2028. We will pay interest on the bonds semi-annually on June 1 and December 1 of each year, commencing on June 1, 2003. The bonds will be subject to mandatory pro rata sinking fund redemption at a price equal to 100% of the principal amount of the bonds being redeemed, plus accrued interest, commencing December 1, 2005 and on December 1 of each year afterwards to and including December 1, 2027. The bonds also will be subject to optional, make-whole redemption at a price which may include a premium. See “DESCRIPTION OF THE BONDS.” We will issue the bonds in multiples of $1,000.

Payment of the bonds initially will be secured by a first lien on substantially all of our tangible and some of our intangible properties, equally and ratably with all other obligations issued under our Indenture of Trust and Deed of Mortgage, dated as of May 1, 1992, as supplemented and amended. The lien will be released when all obligations issued by us under the indenture prior to September 1, 2001 cease to be outstanding or the holders of those obligations consent to the release of the lien. After that time, the bonds will be unsecured general obligations, ranking equally and ratably with our other unsecured and unsubordinated obligations, subject to some exceptions. See “DESCRIPTION OF THE DEBT SECURITIES” in the accompanying prospectus.

INVESTING IN THE BONDS INVOLVES RISKS. SEE “RISK FACTORS” BEGINNING ON PAGE 1 OF THE ACCOMPANYING PROSPECTUS FOR MORE INFORMATION.

	Principal Amount	Price to Public	Discounts and Commissions		Proceeds to Old Dominion

2002 Series B Bonds	$300,000,000%			%		%
Total	$300,000,000	$	$		$

The price to the public for the bonds includes accrued interest, if any, from the date of issuance of the bonds. The proceeds to us do not reflect the expenses we will pay in connection with the offering other than underwriting discounts and commissions. See “UNDERWRITING.”

We expect the bonds will be available for delivery in New York, New York in book entry form on or about             , 2002 through the facilities of The Depository Trust Company against payment for the bonds in immediately available funds.

Neither of the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement and the accompanying prospectus are truthful and complete. Any representation to the contrary is a criminal offense.

JPMorgan                                           Goldman, Sachs & Co.

            , 2002

Old Dominion Electric Cooperative

Old Dominion Member Distribution Cooperatives' Service Territories

Other Utilities' Service Territories

● Existing Generating Facilities

★ Future Generating Facilities

Pennsylvania
Maryland
Rock Springs
New Jersey
West Virginia
Virginia
Baltimore
Washington D.C.
Dover
Delaware
Maryland
Delaware
Maryland
Maryland
Virginia
Marsh Run
Louisa
North Anna
Chesapeake Bay
Richmond
Atlantic Ocean
Clover
Norfolk
Virginia
North Carolina
Indiana
Ohio
Pennsylvania
NJ
West Virginia
Kentucky
Tennessee
North Carolina
N

This document consists of two parts. The first part is this prospectus supplement, which describes the specific terms of the bonds we are offering and also adds to and updates information contained in the accompanying prospectus and the documents incorporated by reference in that prospectus. The second part, the accompanying prospectus, gives more general information about debt securities we may offer from time to time, including debt securities other than the bonds we are offering in this prospectus supplement. If information in this prospectus supplement is inconsistent with the accompanying prospectus or the documents incorporated by reference in that prospectus, you should rely on this prospectus supplement.

You should read and consider all of the information contained in this prospectus supplement and the accompanying prospectus and all information incorporated by reference in either document in making your investment decision. You also should read and consider the information in the documents we have referred you to in “WHERE TO FIND MORE INFORMATION ABOUT OLD DOMINION ELECTRIC COOPERATIVE” in this prospectus supplement.

We include cross-references in this prospectus supplement and the accompanying prospectus to captions in these materials where you can find additional related discussions. The table of contents in this prospectus supplement provides the pages on which these captions are located.

You should rely only on the information contained in or explicitly incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not authorized anyone to provide you with different information. You should not assume that the information provided by this prospectus supplement, the accompanying prospectus or any information incorporated by reference in either document is accurate as of any date other than the date of that information.

Prospectus Supplement

i

SUMMARY OF OFFERING

The following summary contains information about our company, the offering and the terms of the bonds that we believe is important. You should read this entire prospectus supplement and the accompanying prospectus and all information incorporated by reference in either document for a complete understanding of our company, the offering and the bonds. This prospectus supplement contains forward-looking statements based on our current expectations, assumptions, estimates and projections about us and our business and industry. These forward-looking statements involve risks and uncertainties. Actual events or results could differ materially from those described in these forward-looking statements as a result of a variety of factors. We will not update any forward-looking statements, even if new information becomes available or other events occur in the future, except as required by law.

Old Dominion
We were formed in 1948 as a not-for-profit power supply cooperative. We provide wholesale electric services to our members. Our members include twelve customer-owned electric distribution cooperatives that sell electric services to customers in portions of Virginia, Maryland, Delaware and West Virginia. We also sell power to another member, TEC Trading, Inc., which is owned by our member distribution cooperatives.

Our principal office is located at 4201 Dominion Boulevard, Glen Allen, Virginia 23060. Our telephone number is (804) 747-0592.

In this prospectus, the words “we,” “us” and “our” refer to Old Dominion Electric Cooperative unless the context indicates otherwise.

Bonds Offered	$300,000,000 principal amount of 2002 Series B Bonds due December 1, 2028. The bonds will be issued in multiples of $1,000.

Interest	The bonds will bear interest at % per annum. We will pay interest on the bonds on June 1 and December 1, beginning June 1, 2003.

Sinking Fund Redemption
The bonds will be subject to mandatory pro rata sinking fund redemption at a redemption price of 100% of the principal amount of the bonds being redeemed, plus accrued interest, commencing December 1, 2005, and on December 1 of each year afterwards to and including December 1, 2027. See “DESCRIPTION OF THE BONDS—Sinking Fund Redemption.”

Make-Whole Redemption	We may redeem the bonds, in whole or in part, prior to their stated maturity, at our option. The redemption price for the bonds will be equal to the greater of:

•	100% of the principal amount of the bonds being redeemed plus interest accrued through the redemption date but not yet due and payable; and

•
the sum of the present values of the remaining principal and interest payments on the bonds being redeemed, discounted at a rate equal to the sum of (1) the yield to maturity on the U.S. Treasury security having a life equal to, or the average yield to maturity on two U.S. Treasury securities closely corresponding to, the remaining life of the bonds being redeemed and trading in the secondary market at the price closest to par and (2)              basis points;

plus, in either case, interest due and payable but unpaid on the bonds being redeemed. See “DESCRIPTION OF THE BONDS—Make-Whole Redemption.”

Indenture
Payment of the bonds will be secured initially by a first lien on substantially all of our tangible and some of our intangible properties, equally and ratably with all other obligations issued under our Indenture of Trust and Deed of Mortgage, dated as of

May 1, 1992, as supplemented and amended (the “Existing Indenture”). A supplemental indenture to the Existing Indenture which we entered into in 2001 will become effective upon the issuance of the 2002 Series B Bonds and will amend several provisions of the Existing Indenture. We refer to the Existing Indenture as amended by the amendments in the 2001 supplemental indenture as the “Amended Indenture.” See “DESCRIPTION OF THE DEBT SECURITIES—Changes to the Existing Indenture—Amended Indenture” in the accompanying prospectus.

In 2001, we also entered into an Amended and Restated Indenture which, if it becomes effective, will amend and restate the Amended Indenture (the “Restated Indenture”). The Restated Indenture will become effective when all obligations issued by us under the Existing Indenture prior to September 1, 2001, cease to be outstanding or the holders of those obligations consent to the release of the lien, assuming no event of default exists or would occur immediately following the effectiveness of the Restated Indenture. After that time, the bonds will be unsecured general obligations, ranking equally and ratably with our other unsecured and unsubordinated obligations, subject to some exceptions. The earliest date we expect the Restated Indenture could become effective is December 1, 2003. When we refer to the “Indenture” in this prospectus supplement, we mean the Existing Indenture, the Amended Indenture or the Restated Indenture, whichever is then in effect. See “DESCRIPTION OF THE DEBT SECURITIES—Changes to the Existing Indenture—Restated Indenture” in the accompanying prospectus.

Reporting Obligations
We do not intend to register the bonds under Section 12(b) of the Securities Exchange Act of 1934. We will, however, be subject to the reporting requirements of Section 13(a) of the Securities Exchange Act because we have another series of securities registered under the Securities Exchange Act. We intend to continue reporting under the Securities Exchange Act for so long as we have any publicly held debt securities.

Market for Bonds
We do not intend to list the bonds on any securities exchange or have them quoted on the National Association of Securities Dealers Automated Quotation System. As a result, there may not be a secondary market for the bonds. The underwriters intend, but are not obligated, to make a market in the bonds. See “UNDERWRITING.”

OLD DOMINION ELECTRIC COOPERATIVE

We were formed in 1948 as a not-for-profit power supply cooperative. We provide wholesale electric services to our members. Our members include twelve customer-owned electric distribution cooperatives that sell electric services to customers in portions of Virginia, Maryland, Delaware and West Virginia. Through our member distribution cooperatives, we provide retail electric service to more than 449,000 electric customers (meters) representing approximately 1.1 million people. We also sell power to another member, TEC Trading, Inc., which is owned by our member distribution cooperatives.

Our principal office is located at 4201 Dominion Boulevard, Glen Allen, Virginia 23060. Our telephone number is (804) 747-0592.

WHERE TO FIND MORE INFORMATION ABOUT
OLD DOMINION ELECTRIC COOPERATIVE

We file annual, quarterly and current reports and other information with the Securities and Exchange Commission. You may read and copy any document that we file with the SEC at the SEC’s public reference room at 450 Fifth Street, NW, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. You also may access our SEC filings on the SEC’s website at http://www.sec.gov.

INCORPORATION OF INFORMATION WE FILE WITH THE SEC

The Securities and Exchange Commission allows us to “incorporate by reference” into this prospectus supplement the information in documents we file with them, which means that we can disclose important information to you by referring you directly to those documents. The information incorporated by reference is considered to be a part of this prospectus supplement, and later information that we file with the SEC automatically will update and supersede this information, the accompanying prospectus and the information incorporated by reference in those documents. We incorporate by reference the documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act until we sell all of the bonds:

•	Our Annual Report on Form 10-K, as amended, for the year ended December 31, 2001;

•	Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2002;

•	Our Quarterly Report on Form 10-Q, as amended, for the quarter ended June 30, 2002;

•	Our Current Report on Form 8-K dated October 9, 2002;

•	Our Quarterly Report on Form 10-Q, as amended, for the quarter ended September 30, 2002; and

•	Our Current Report on Form 8-K dated November 21, 2002.

You may request a free copy of any of these filings by writing or telephoning us at:

Old Dominion Electric Cooperative
4201 Dominion Boulevard
Glen Allen, Virginia 23060
Attn: Assistant Vice President and Controller
Telephone: (804) 747-0592

SUMMARY FINANCIAL DATA

The summary financial data below present selected historical information relating to our financial condition and results of operations. The financial data for the five years ended December 31, 2001 are derived from our audited consolidated financial statements. The financial data for the nine month periods ended September 30, 2002 and 2001 are derived from our unaudited condensed consolidated financial statements. The unaudited financial statements include all adjustments, consisting of normal recurring adjustments, which we consider necessary for a fair presentation of our financial position and results of operations for these periods. You should read the information contained in this table together with the financial data included or incorporated by reference in this prospectus supplement. See “WHERE TO FIND MORE INFORMATION ABOUT OLD DOMINION ELECTRIC COOPERATIVE.”

	Nine Months Ended September 30,		Years Ended December 31,
	2002	2001	2001	2000	1999	1998	1997
	(in thousands, except ratios)
Operating revenues	$375,928	$364,635	$487,287	$422,031	$390,060	$364,221	$358,505
Operating expenses	342,661	332,426	(442,392)	(377,335)	(336,735)	(298,026)	(286,169)
Operating margin	33,267	32,209	44,895	44,696	53,325	66,195	72,336
Net margin	7,563	5,830	8,440	8,229	9,839	12,094	12,799

Net electric plant	839,034	663,921	$695,008	$648,898	$699,531	$766,966	$811,084
Total assets	1,306,208	1,268,531	1,256,150	1,010,572	1,050,512	1,126,544	1,130,256
Patronage capital	233,101	222,928	225,538	224,598	216,369	206,530	197,552
Long-term debt	627,286	663,495	625,232	449,823	509,606	584,630	605,878
Total capitalization	843,357	888,145	851,168	674,165	723,659	791,857	803,774

Margins for interest ratio	1.20	1.20	1.20	1.20	1.20	1.20	1.20
Ratio of earnings to fixed charges	0.97	1.15	1.14	1.16	1.16	1.17	1.17
Equity ratio	27.1%	25.1%	26.5%	33.3%	29.8%	26.1%	24.6%

We establish the rates we charge our member distribution cooperatives to achieve a margins for interest ratio at least equal to the ratio required in our Indenture. See “DESCRIPTION OF THE DEBT SECURITIES—Rate Covenant” in the accompanying prospectus. We do not take the ratio of earnings to fixed charges or the equity ratio into account in setting our rates. Our ratio of earnings to fixed charges and our equity ratio are less than that of many investor-owned utilities because we operate on a not-for-profit basis and establish rates to collect sufficient revenue to recover our cost of service and produce margins sufficient to meet financial coverage requirements and accumulate additional equity required by our board of directors.

We calculate the margins for interest ratio by dividing our margins for interest by our interest charges. See “DESCRIPTION OF THE DEBT SECURITIES—Rate Covenant” in the accompanying prospectus for a description of the calculations of margins for interest and interest charges under the Existing Indenture.

We calculate the ratio of earnings to fixed charges by dividing our earnings (net margins plus fixed charges reduced by interest capitalized during the period) by our fixed charges. Our fixed charges consist of all of our interest costs, whether expensed or capitalized, amortization of debt issue costs and discount or premium related to our indebtedness, and the interest portion of our rent expense.

Our equity ratio equals our patronage capital divided by the sum of our long-term indebtedness and patronage capital. Patronage capital consists of our aggregate net margins that we have not distributed to our members.

PLAN OF FINANCE AND USE OF PROCEEDS

We are developing three combustion turbine facilities in Cecil County, Maryland and Louisa County and Fauquier County, Virginia. These facilities are known as Rock Springs, Louisa and Marsh Run, respectively.

We expect the net proceeds of this offering to be $     million after the payment of underwriting discounts and offering expenses. We will use the net proceeds to:

•	repay all amounts outstanding under our lines of credit, currently $143 million, plus accrued interest, and

•	finance capital expenditures relating to our generating facilities, including a portion of the future costs to develop and construct the combustion turbine facilities.

Until applied for these purposes, we may temporarily invest the net proceeds of this offering or use the net proceeds for general corporate or working capital purposes.

The development and construction of Rock Springs, Louisa and Marsh Run requires significant capital expenditures over several years. We currently expect the yearly cost to develop and construct these facilities, including capitalized interest, to be as follows:

	Actual		Projected
Facility	2000	2001	2002	2003	2004	Facility Total
	(in millions)
Rock Springs	$10.6	$33.5	$88.1	$17.4	$—	$149.6
Louisa	18.4	34.6	121.0	64.9	—	238.9
Marsh Run	12.3	6.5	42.7	112.9	24.9	199.3

Yearly Total	$41.3	$74.6	$251.8	$195.2	$24.9	$587.8

At September 30, 2002, we had expended or loaned our subsidiaries owning the combustion turbine facilities an aggregate of $270.7 million in connection with the construction and development of the facilities since 2000. The sources of these funds have been our internally generated funds and the net proceeds of a previous issuance of indebtedness under the Indenture.

Including internally generated funds, we anticipate that, following this offering, we will have sufficient funds to finance the continued development and construction of the combustion turbine facilities until the third quarter of 2003. We expect the funding for the remaining $317.1 million required to develop and construct the facilities will be obtained through:

•	a portion of the net proceeds of this offering,

•	our internally generated funds, and

•	the net proceeds of future offerings of debt securities under the Indenture.

In addition, we have lines of credit totalling $235 million. The commitments under lines of credit we obtained primarily for the purpose of providing interim funding for the development and construction of the combustion turbine facilities total $140 million and the commitments under our general working capital lines of credit total $95 million.

Currently, we have $113 million outstanding under our construction-related lines of credit and $30 million outstanding under our general working capital lines of credit. A $5.0 million letter of credit has been issued against one of the general working capital lines of credit to secure our obligations to PJM Interconnection, LLC in connection with the construction of transmission facilities relating to Rock Springs. Following this offering and the repayment of all amounts outstanding under the lines of credit with a portion of the net proceeds of this offering, we currently do not expect to draw amounts under the construction-related or the general working capital lines of credit.

RECENT DEVELOPMENTS

Currently we have substantially identical wholesale power contracts with each of our twelve member distribution cooperatives. Under these contracts, we supply each of our member distribution cooperatives with all of their power and energy requirements, with limited exceptions, and we charge the same rates to each of these members. Through these rates we allocate all of our costs among our member distribution cooperatives. See “OLD DOMINION ELECTRIC COOPERATIVE—Member Distribution Cooperatives—Wholesale Power Contracts” in Part I, Item 1 of our Annual Report on Form 10-K, as amended, for the year ended December 31, 2001.

Northern Virginia Electric Cooperative (“Northern Virginia”) is our largest member and accounted for 26.6% of our revenues in the year ended December 31, 2001. We have been negotiating with Northern Virginia with respect to possible amendments to Northern Virginia’s wholesale power contract with us. The negotiations have centered around changing the nature of the contract from an all-requirements contract to a contract under which Northern Virginia would take a percentage of our share of the output of the North Anna Nuclear Power Station (“North Anna”), the Clover Power Station (“Clover”) and our three combustion turbine facilities under development or construction and pay its share of our costs relating to these resources and the provision of services under the amended contract. If we change the nature of Northern Virginia’s wholesale power contract and do not make the same change in all of our other member distribution cooperatives’ wholesale power contracts, we will need to change our rate setting methodology for our other eleven member distribution cooperatives since we will no longer be providing the same service to all twelve member distribution cooperatives and therefore will not be able to charge the same rates. Since our board of directors is composed of representatives of our members, we must reach consensus among our members before any change to any of our wholesale power contracts can be made. Building a consensus for any contractual change is difficult since any change in our rate setting methodology can affect the various member distribution cooperatives differently. We do not believe that any change of the nature being discussed will materially adversely affect our financial condition or results of operations since this change would result only in a change in the way in which responsibility for our costs is allocated among our members. As a group, our member distribution cooperatives will continue to be responsible for all of our costs. If any amendment is approved for Northern Virginia, all of our other member distribution cooperatives will be given the option to revise their wholesale power contracts in a similar manner.

We received a letter, dated November 19, 2002, from the Chief Executive Officer of Northern Virginia stating that the Northern Virginia board of directors took formal action on November 18, 2002 directing the Northern Virginia Chief Executive Officer to communicate to us that Northern Virginia will make one final attempt to reach an acceptable conclusion to the negotiations on amending the wholesale power contract and authorizing the Chief Executive Officer to pursue recourse before an appropriate decision-making body if the following milestones are not met: (1) the parties reach an agreement on the fundamental principles for the amended agreement no later than January 15, 2003; and (2) the parties complete the final amended wholesale power contract and present it to their respective boards for approval no later than February 28, 2003.

Northern Virginia previously told us, and has confirmed to us subsequent to the November 19th letter, that: (1) if the negotiation of an amendment to its wholesale power contract is not successful, it may bring an action before the Federal Energy Regulatory Commission or the Virginia State Corporation Commission seeking a reformation of the contract along the lines being negotiated; (2) it would base its requested reformation on changes in circumstances since the execution of the wholesale power contract; (3) it would not seek to be relieved of its obligation to buy power from us equal to its share of North Anna, Clover and the combustion turbine facilities; and (4) it would not seek to be relieved of its obligation to pay its share of the costs of those generating facilities, including debt service, lease rentals, operation and maintenance expenses, coverage and other costs and expenses related to the facilities or properly allocable to the services provided by us to it.

We do not believe that the milestones set forth in the November 19th letter can be met. While we cannot predict the outcome of any proceeding relating to this matter, we believe that changes in circumstances since the execution of the wholesale power contract will not meet the threshold required under existing judicial precedent for FERC or the Virginia State Corporation Commission to order a change of the nature being discussed in Northern Virginia’s wholesale power contract. We intend to continue negotiating with Northern Virginia to resolve this matter. We do not believe that amending the wholesale power contract with Northern Virginia along the lines currently being negotiated would have a material adverse affect on our financial condition or results of operations.

DESCRIPTION OF THE BONDS

The following description of the particular terms of the 2002 Series B Bonds supplements and, to the extent inconsistent, replaces the description of the general terms and provisions of the debt securities set forth in the accompanying prospectus. Some defined terms in the Indenture are used in this summary without capitalization; those terms have the meanings given to them in the accompanying prospectus or the Indenture. The bonds are “debt securities” referred to in the accompanying prospectus.

The bonds will be issued and secured initially under the Existing Indenture. SunTrust Bank, as successor to Crestar Bank, currently acts as trustee under the Existing Indenture. Upon the issuance of the bonds and following the delivery of a consent by the underwriters, as the initial registered holders of the bonds, the Amended Indenture and amendments to the definition of interest charges in the Amended Indenture and the Restated Indenture will become effective. See “DESCRIPTION OF THE DEBT SECURITIES—Changes to the Existing Indenture” in the accompanying prospectus.

In 2001, we entered into the Restated Indenture which, if it becomes effective, will amend and restate the Amended Indenture. As long as no event of default exists or would result immediately following its effectiveness, the Restated Indenture will become effective when all obligations under the Existing Indenture issued prior to September 1, 2001 cease to be outstanding or when the holders of those obligations consent to the release of the lien of the Amended Indenture and the effectiveness of the Restated Indenture (the “Release Date”). The earliest date that we expect the Restated Indenture may become effective is December 1, 2003. See “DESCRIPTION OF THE DEBT SECURITIES—Changes to the Existing Indenture—Restated Indenture.”

When we refer to the “Indenture” in this prospectus supplement, we mean the Existing Indenture, the Amended Indenture or the Restated Indenture, whichever is in effect. Obligations of all series which have been or may be issued under the Indenture, including those issued pursuant to this prospectus supplement or any future prospectus supplement relating to the accompanying prospectus may be referred to as “Obligations.”

General

The bonds will mature on December 1, 2028. We will pay interest on the bonds at the annual rate of         % (on the basis of a 360-day year of twelve 30-day months), from the date of issuance or from the most recent interest payment date to which interest has been paid or provided for, payable semi-annually on June 1 and December 1 of each year. The first interest payment date will be June 1, 2003. On each interest payment date, we will pay interest to the person in whose name the bonds are registered at the close of business on the regular record date for that interest payment, which is the 15th day (whether or not a business day) of the calendar month next preceding the interest payment date. If interest on the bonds is not punctually paid or duly provided for, we will pay that amount instead to each registered holder of the bonds on a special record date not more than 15 nor less than 10 days prior to the date of the proposed payment. Principal of, and premium (if any) and interest on, the bonds will be payable, and the transfer of interests in the bonds will be effected, through the facilities of The Depository Trust Company, as described under “DESCRIPTION OF THE DEBT SECURITIES—Book-Entry System; Exchangeability” in the accompanying prospectus. The bonds will be issued in multiples of $1,000.

Make-Whole Redemption

We may redeem the bonds, in whole or in part, on any date prior to their maturity, at our option. We must give at least 30 days, but not more than 60 days, prior notice of redemption mailed to the registered address of each holder of bonds being redeemed except as otherwise required by the procedures of The Depository Trust Company. The redemption price for the bonds will be equal to the greater of:

•	100% of the principal amount of the bonds being redeemed plus interest accrued through the redemption date but not yet due and payable; and

•
the sum of the present values of the remaining principal and interest payments on the bonds being redeemed, discounted on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at a rate equal to the sum of (1) the yield to maturity on the U.S. Treasury security having a life equal to the remaining life of the maturity of bonds being redeemed and trading in the secondary market at the price closest to par and (2) basis points;

plus, in either case, interest due and payable but unpaid on the bonds being redeemed.

If there is no U.S. Treasury security having a life equal to the life of the bonds being redeemed, the discount rate will be calculated using a yield to maturity determined on a straight-line basis (rounding to the nearest calendar month, if necessary) from the average yield to maturity of two U.S. Treasury securities having lives most closely corresponding to the remaining life of the bonds and trading in the secondary market at the price closest to par.

If less than all of the outstanding bonds are redeemed, the bonds will be redeemed by the trustee in any method it deems fair and appropriate and the portion of the bonds not so redeemed will be in multiples of $1,000.

If we give notice of the optional redemption of the bonds but the trustee does not have enough funds on deposit to pay the full redemption price of the bonds to be redeemed, those bonds will remain outstanding as though no redemption notice had been given. The failure of the trustee to have sufficient funds to effectuate the redemption will not constitute a payment or other default by us under the Indenture and we will not be liable to any holder of the bonds as a result of the failed redemption. If the trustee has enough designated funds on deposit to effect a redemption at the time we give notice of the redemption, then we are obligated to redeem the bonds as provided in that notice.

Sinking Fund Redemption

The bonds will be redeemed, on a pro rata basis, through the operation of a mandatory sinking fund, commencing on December 1, 2005, and continuing on December 1 in each year afterwards to the maturity date for the bonds upon not less than 30 nor more than 60 days’ notice mailed to each holder (a person in whose name a bond is registered in the register maintained by the trustee) of bonds being redeemed at the holder’s registered address. The sinking fund redemption price will be equal to 100% of the principal amount of the bonds being redeemed plus accrued interest to the redemption date, including interest due on an interest payment date that is on or prior to the redemption date. The principal amount of the bonds being redeemed and the redemption dates as well as the principal amount payable on the maturity date, are set forth below.

Date	Amount
December 1, 2005
December 1, 2006
December 1, 2007
December 1, 2008
December 1, 2009
December 1, 2010
December 1, 2011
December 1, 2012
December 1, 2013
December 1, 2014
December 1, 2015
December 1, 2016
December 1, 2017
December 1, 2018
December 1, 2019
December 1, 2020
December 1, 2021
December 1, 2022
December 1, 2023
December 1, 2024
December 1, 2025
December 1, 2026
December 1, 2027
December 1, 2028(1)

(1)	The final maturity date of the bonds.

The bonds that we acquire and surrender for cancellation or redeem (other than by means of sinking fund redemptions) will be credited against future sinking fund payments for the bonds and the principal payment to be made on the maturity date of the bonds, in proportion to the respective amounts of those sinking fund and principal payments.

Book-Entry System

The bonds will be issued in the form of one or more global bonds, which will be deposited with, and on behalf of, The Depository Trust Company, New York, New York, called DTC, and registered in the name of Cede & Co., DTC’s nominee. Beneficial interests in the global bonds will be represented through book-entry accounts of financial institutions acting on behalf of beneficial owners as direct and indirect participants in DTC. Investors may elect to hold interests in the bonds through DTC if they are participants in that system, or indirectly through organizations which are participants in the system. A more detailed description of the procedures of DTC, with respect to the bonds is set forth in the accompanying prospectus under “DESCRIPTION OF THE DEBT SECURITIES—Book-Entry System; Exchangeability.”

UNDERWRITING

Subject to the terms and conditions in the underwriting agreement, dated the date of this prospectus supplement, between us and J.P. Morgan Securities Inc., as representative of the underwriters, we have agreed to sell to each of the underwriters the amount of the bonds set forth below opposite the name of the underwriter:

Underwriter	Amount of 2002 Series B Bonds Due 2028
J.P. Morgan Securities Inc.	$210,000,000
Goldman, Sachs & Co.	$90,000,000

Total	$300,000,000

The underwriting agreement provides that the obligations of the underwriters to pay for and accept delivery of the bonds are subject to approval of related legal matters by its counsel and to other conditions. The underwriters are committed to purchase all of the bonds if they purchase any of the bonds.

The underwriters propose to offer all or part of the bonds directly to the public at the offering price set forth on the cover page of this prospectus supplement. After the initial offering, the public offering price may be changed.

We estimate that our expenses in connection with the sale of the bonds, other than underwriting discounts, will be $            . This estimate includes the expenses we will pay relating to printing, rating agency fees, insurance, trustees’ fees and legal fees, including the fees of counsel to the underwriters, among other expenses.

We have agreed to indemnify the underwriters against some civil liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the underwriters may be required to make in connection with the sale of the bonds.

The bonds are a new issue of securities with no established trading market. We cannot give any assurances to you concerning the liquidity of, or the existence of a trading market for, the bonds. The underwriters may make a market in the bonds, but are not obligated to do so and may discontinue making a market at any time without notice.

In order to facilitate the offering of the bonds, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the bonds. Specifically, the underwriters, may overallot in connection with the offering, creating short positions in the bonds for their own accounts. In addition, to cover overallotments or to stabilize the price of the bonds, the underwriters may bid for, and purchase the bonds in the open market. Any of these activities may stabilize or maintain the market price of the bonds above independent market levels. The underwriters are not required to engage in these activities and may end any of the activities at any time. The underwriters may also impose a penalty bid. This occurs when one underwriter repays to another underwriter a portion of the underwriting discount received by it because repurchased bonds have been sold by or for the account of the repaying underwriter in stabilizing or short covering transactions.

We may engage in other transactions with the underwriters and their affiliates from time-to-time in the ordinary course of business.

LEGAL OPINIONS

LeClair Ryan, a Professional Corporation, and Orrick, Herrington & Sutcliffe LLP will pass upon the legality and enforceability of the bonds for us. Sutherland Asbill & Brennan LLP will pass upon other legal matters in connection with the bonds for the underwriters.

EXPERTS

The consolidated financial statements of Old Dominion Electric Cooperative as of and for the years ended December 31, 2001 and 2000 appearing in Old Dominion Electric Cooperative’s Annual Report on Form 10-K, as amended, for the year ended December 31, 2001, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The consolidated income statement for the year ended December 31, 1999 incorporated in this prospectus supplement by reference to the Annual Report on Form 10-K, as amended, for the year ended December 31, 2001 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

APPENDIX A

MEMBER FINANCIAL AND STATISTICAL INFORMATION

Our member distribution cooperatives operate their systems on a not-for-profit basis. Accumulated margins remaining after payment of expenses and provision for depreciation constitute patronage capital of the customers of these members. Refunds of accumulated patronage capital to the individual customers are made from time to time on a patronage basis subject to each member distribution cooperative’s policies and in conformity with limitations contained in each member distribution cooperative’s mortgage. For those member distribution cooperatives receiving loans from the Rural Utilities Service (“RUS”) since 1995, the new form of RUS mortgage generally prohibits such distributions unless, after any such distribution, the member distribution cooperative’s total equity will equal at least 30% if its total assets, except that distributions may be made of up to 25% of the margins and patronage capital received by the member distribution cooperative in the preceding year provided that equity is at least 20%. To the extent a member distribution cooperative has not obtained a new loan from RUS since 1995, the prior form of RUS mortgage generally prohibits such distribution unless, after any such distribution, the member distribution cooperative’s total equity will equal at least 40% of its total assets, except that distributions may be made of up to 25% of the margins and patronage capital received by the member distribution cooperative in the preceding year.

The member distribution cooperatives are not our subsidiaries, but rather our owners. We have no legal interest in the properties, liabilities, equity, revenues or margins of the member distribution cooperatives. The revenues of our member distribution cooperatives are not pledged to us, but their revenues are the source from which they pay for power and energy received from us. Revenues of the member distribution cooperatives are, however, pledged under their respective mortgages or other financial documents.

Financial and statistical information relating to the member distribution cooperatives is set forth below. This information about our member distribution cooperatives may not be indicative of their future results. The recent enactment of legislation enabling retail customers to choose their supplier of electric service, but not transmission and distribution service, may significantly affect the member distribution cooperatives’ future results and financial conditions.

The information contained in these tables has been taken from RUS Financial and Statistical Reports (RUS Form 7) prepared by our member distribution cooperatives. Neither we nor the RUS has independently verified this information. We have compiled the information in the “Total” columns for informational purposes only.

S-A-1

TABLE 1

OLD DOMINION ELECTRIC COOPERATIVE

SELECTED STATISTICS OF EACH MEMBER*
(As of December 31)

	A&N	BARC	Choptank	Community	Delaware
2001
Full time employees	41	51	155	31	116
Total miles energized	1,178	1,885	5,284	1,444	5,203
Average monthly residential revenue ($ per consumer)	83.12	89.58	102.00	118.00	92.67
Average monthly residential KWh (per consumer)	892	841	1,097	1,350	1,056
Average residential revenue (cents per KWh)	9.32	10.65	9.30	8.74	8.77
Times interest earned ratio	2.15	2.16	1.62	3.74	1.85
Debt service coverage	2.10	2.18	2.38	3.05	3.01
Total equity as a percentage of assets	40.0	36.4	42.8	53.6	48.9

2000
Full time employees	40	48	159	30	115
Total miles energized	1,167	1,864	5,207	1,430	5,027
Average monthly residential revenue ($ per consumer)	75.77	74.94	99.43	111.03	90.34
Average monthly residential KWh (per consumer)	874	828	1,064	1,346	1,031
Average residential revenue (cents per KWh)	8.67	9.05	9.34	8.25	8.76
Times interest earned ratio	1.55	1.37	1.55	2.81	2.41
Debt service coverage	2.37	1.61	2.32	2.93	3.34
Total equity as a percentage of assets	39.3	36.1	42.2	51.1	48.2

1999
Full time employees	40	48	157	30	112
Total miles energized	1,154	1,843	5,137	1,415	4,902
Average monthly residential revenue ($ per consumer)	73.19	72.69	99.23	104.79	87.76
Average monthly residential KWh (per consumer)	849	811	1,056	1,280	1,013
Average residential revenue (cents per KWh)	8.62	8.97	9.40	8.19	8.67
Times interest earned ratio	1.51	1.34	2.16	2.47	2.56
Debt service coverage	2.34	1.66	2.91	2.62	3.40
Total equity as a percentage of assets	42.3	37.3	43.1	49.6	47.2

*	These figures were compiled from Form 7 Financial and Statistical Reports

S-A-2

TABLE 1—(Continued)

OLD DOMINION ELECTRIC COOPERATIVE

SELECTED STATISTICS OF EACH MEMBER*
(As of December 31)

Mecklenburg	Northern Neck	Northern Virginia	Prince George	Rappahannock	Shenandoah Valley	Southside	Total

123	52	293	34	279	111	153	1,439
4,179	1,828	5,120	1,074	10,546	4,766	7,446	49,952
88.07	94.15	123.09	113.52	115.47	106.88	114.54	108.33
936	971	1,159	1,247	1,205	1,197	1,064	1,110
9.41	9.69	10.62	9.11	9.58	8.93	10.77	9.76
2.62	2.50	5.01	2.53	2.00	3.29	1.98	2.84
2.41	2.39	3.95	2.55	2.08	3.01	2.06	2.75
40.6	50.9	57.0	46.8	42.7	46.0	33.9	46.7

122	48	315	34	267	113	156	1,447
4,145	1,806	4,950	1,058	10,294	4,701	7,340	48,989
79.20	85.61	102.74	104.84	109.78	87.34	97.63	97.04
931	948	1,150	1,335	1,229	1,206	1,079	1,107
8.51	9.03	8.93	7.85	8.93	7.24	9.05	8.76
1.72	1.48	3.46	2.44	2.10	1.88	1.46	2.25
1.82	2.24	2.66	2.66	2.21	1.99	1.69	2.32
38.4	50.2	52.6	47.9	43.4	44.8	32.0	45.0

126	48	288	31	258	111	150	1,399
4,107	1,779	4,927	1,045	9,984	4,638	7,210	48,141
78.01	82.90	106.50	100.94	103.56	85.31	92.06	95.12
924	928	1,205	1,290	1,179	1,173	1,043	1,063
8.45	8.94	8.84	7.83	8.78	7.27	8.83	8.57
1.55	1.52	3.25	2.31	1.77	1.70	1.20	2.16
2.00	2.57	2.91	2.41	1.77	1.97	1.45	2.32
40.2	51.2	51.3	52.2	42.5	44.1	33.1	44.5

S-A-3

TABLE 2

OLD DOMINION ELECTRIC COOPERATIVE

AVERAGE NUMBER OF CUSTOMERS SERVED BY EACH MEMBER*
(As of December 31)

	A&N	BARC	Choptank	Community	Delaware
2001
Residential Service (Farm & Non-Farm)	9,791	10,844	38,246	7,995	54,665
Commercial & Industrial—Small	630	582	3,107	1,462	4,647
Commercial & Industrial—Large	2	2	14	2	1
Irrigation	78	0	0	10	182
Other Electric Service	129	0	274	27	426

Total Customers Served	10,630	11,428	41,641	9,496	59,921

2000
Residential Service (Farm & Non-Farm)	9,692	10,669	37,765	7,907	53,237
Commercial & Industrial—Small	611	583	2,722	1,423	3,974
Commercial & Industrial—Large	2	2	15	2	2
Irrigation	67	0	0	9	167
Other Electric Service	127	0	265	28	403

Total Customers Served	10,499	11,254	40,767	9,369	57,783

1999
Residential Service (Farm & Non-Farm)	9,544	10,460	37,175	7,795	51,928
Commercial & Industrial—Small	577	582	2,505	1,391	3,974
Commercial & Industrial—Large	2	2	14	2	1
Irrigation	61	0	0	8	167
Other Electric Service	116	0	247	24	403

Total Customers Served	10,300	11,044	39,941	9,220	56,473

*	These figures were compiled from Form 7 Financial and Statistical Reports

S-A-4

TABLE 2—(Continued)

OLD DOMINION ELECTRIC COOPERATIVE

AVERAGE NUMBER OF CUSTOMERS SERVED BY EACH MEMBER*
(As of December 31)

Mecklenburg	Northern Neck	Northern Virginia	Prince George	Rappahannock	Shenandoah Valley	Southside	Total

27,722	14,717	97,255	8,623	73,932	28,845	44,209	416,844
1,397	861	6,685	877	3,890	4,642	1,521	30,301
10	0	29	6	207	17	248	538
0	0	0	0	0	0	0	270
268	76	15	91	636	0	182	2,124

29,397	15,654	103,984	9,597	78,665	33,504	46,160	450,077

27,392	14,480	92,394	8,308	71,297	28,229	43,319	404,689
1,347	845	6,443	829	3,768	4,449	1,472	28,466
12	0	29	33	193	14	232	536
0	0	0	0	0	0	0	243
261	75	15	91	547	0	169	1,981

29,012	15,400	98,881	9,261	75,805	32,692	45,192	435,915

26,976	14,210	88,315	7,915	68,684	27,619	42,156	392,777
1,302	835	6,089	801	3,678	4,167	1,412	27,313
12	0	28	30	182	14	217	504
0	0	0	0	0	0	0	236
258	75	18	90	516	0	150	1,897

28,548	15,120	94,450	8,836	73,060	31,800	43,935	422,727

S-A-5

TABLE 3

OLD DOMINION ELECTRIC COOPERATIVE

ANNUAL MEGAWATT-HOUR SALES BY CUSTOMER CLASS OF EACH MEMBER*
(As of December 31)

	A&N	BARC	Choptank	Community	Delaware
2001
Residential Service (Farm & Non-Farm)	104,748	109,503	503,267	129,491	692,917
Commercial & Industrial—Small	24,447	29,601	144,847	17,478	121,680
Commercial & Industrial—Large	71,245	19,734	76,854	3,235	10,317
Irrigation	981	0	0	267	1,498
Other Electric Service	1,748	0	487	7,869	5,728

Total MWH Sales	203,169	158,837	725,456	158,340	832,140

2000
Residential Service (Farm & Non-Farm)	101,650	106,006	482,329	127,674	658,847
Commercial & Industrial—Small	24,040	29,597	134,679	17,623	113,859
Commercial & Industrial—Large	72,790	17,691	77,753	2,764	10,536
Irrigation	721	0	0	205	771
Other Electric Service	1,677	0	205	7,111	5,444

Total MWH Sales	200,878	153,294	694,966	155,377	789,457

1999
Residential Service (Farm & Non-Farm)	97,284	101,772	470,997	119,730	630,960
Commercial & Industrial—Small	22,613	25,855	132,458	17,827	107,286
Commercial & Industrial—Large	67,759	20,280	72,564	1,561	9,725
Irrigation	858	0	0	135	2,478
Other Electric Service	1,627	0	352	6,628	5,009

Total Megawatt Sales	190,141	147,907	676,371	145,881	755,458

*	These figures were compiled from Form 7 Financial and Statistical Reports

S-A-6

TABLE 3—(Continued)

OLD DOMINION ELECTRIC COOPERATIVE

ANNUAL MEGAWATT-HOUR SALES BY CUSTOMER CLASS OF EACH MEMBER*
(As of December 31)

Mecklenburg	Northern Neck	Northern Virginia	Prince George	Rappahannock	Shenandoah Valley	Southside	Total

311,316	171,543	1,352,553	128,990	1,068,980	414,478	564,282	5,552,067
60,134	31,159	602,381	22,910	100,746	98,828	20,387	1,274,599
115,143	0	281,401	48,828	915,094	170,867	91,226	1,803,944
0	0	0	0	0	0	0	2,746
25,330	1,504	2,710	30,708	5,839	0	22,828	104,750

511,922	204,206	2,239,044	231,436	2,090,658	684,173	698,723	8,738,106

306,040	164,760	1,275,375	133,127	1,051,670	408,656	560,760	5,376,894
60,987	30,786	618,612	8,982	99,945	95,156	19,730	1,253,996
116,043	0	261,955	60,400	936,254	167,782	85,789	1,809,757
0	0	0	0	0	0	0	1,697
25,036	1,443	2,678	30,046	6,082	0	11,069	90,791

508,106	196,989	2,158,620	232,555	2,093,951	671,594	677,348	8,533,135

299,011	158,183	1,276,941	122,488	971,747	388,920	527,393	5,165,426
58,859	30,564	601,058	8,178	95,343	97,472	18,720	1,216,233
103,205	0	186,621	53,989	884,887	160,099	78,690	1,639,380
0	0	0	0	0	0	0	3,471
23,880	1,365	2,462	28,979	5,292	0	7,936	83,530

484,955	190,112	2,067,082	213,634	1,957,269	646,491	632,739	8,108,040

S-A-7

TABLE 4

OLD DOMINION ELECTRIC COOPERATIVE

ANNUAL REVENUES BY CUSTOMER CLASS OF EACH MEMBER*
(As of December 31)

	A&N	BARC	Choptank	Community	Delaware
2001
Residential Service (Farm & Non-Farm)	$9,766,132	$11,657,348	$46,813,497	$11,320,453	$60,788,404
Commercial & Industrial—Small	2,310,651	2,792,251	12,217,194	1,632,842	9,383,937
Commercial & Industrial—Large	4,640,489	1,471,847	4,555,199	208,281	621,447
Irrigation	100,336	0	0	37,856	147,529
Other Electric Service	184,626	0	96,216	646,509	732,747

Total Electric Sales	17,002,234	15,921,446	63,682,106	13,845,941	71,674,064
Other Operating Revenue	281,594	268,878	1,053,261	153,591	1,080,185

Total Operating Revenue	$17,283,828	$16,190,324	$64,735,367	$13,999,532	$72,754,249

2000
Residential Service (Farm & Non-Farm)	$8,812,142	$9,594,712	$45,058,674	$10,534,632	$57,712,465
Commercial & Industrial—Small	2,111,398	2,275,994	11,440,508	1,575,090	8,849,499
Commercial & Industrial—Large	4,228,437	1,222,104	4,587,028	169,772	644,569
Irrigation	71,110	0	0	31,015	58,810
Other Electric Service	166,815	0	78,648	556,784	687,221

Total Electric Sales	15,389,902	13,092,810	61,164,858	12,867,293	67,952,564
Other Operating Revenue	256,752	214,945	927,203	132,419	793,366

Total Operating Revenue	$15,646,654	$13,307,755	$62,092,061	$12,999,712	$68,745,930

1999
Residential Service (Farm & Non-Farm)	$8,382,377	$9,124,529	$44,267,321	$9,802,323	$54,683,608
Commercial & Industrial—Small	1,979,307	2,185,473	11,191,047	1,568,465	8,159,393
Commercial & Industrial—Large	3,806,501	1,174,965	4,217,028	89,902	619,971
Irrigation	78,954	0	0	29,023	213,400
Other Electric Service	160,298	0	67,163	523,373	629,093

Total Electric Sales	14,407,437	12,484,967	59,742,559	12,013,086	64,305,465
Other Operating Revenue	236,940	212,978	841,094	121,290	789,707

Total Operating Revenue	$14,644,377	$12,697,945	$60,583,653	$12,134,376	$65,095,172

*	These figures were compiled from Form 7 Financial and Statistical Reports

S-A-8

TABLE 4—(Continued)

OLD DOMINION ELECTRIC COOPERATIVE

ANNUAL REVENUES BY CUSTOMER CLASS OF EACH MEMBER*
(As of December 31)

Mecklenburg	Northern Neck	Northern Virginia	Prince George	Rappahannock	Shenandoah Valley	Southside	Total

$29,298,582	$16,627,636	$143,650,731	$11,746,561	$102,444,764	$36,995,227	$60,763,979	$541,873,314
5,366,810	2,842,015	60,753,701	1,896,173	9,943,901	9,000,733	2,017,573	120,157,781
7,010,928	0	13,649,916	3,090,185	46,629,742	10,618,878	6,272,395	98,769,307
0	0	0	0	0	0	0	285,721
1,943,797	141,955	486,810	2,231,158	632,533	0	2,128,553	9,224,904

43,620,117	19,611,606	218,541,158	18,964,077	159,650,940	56,614,838	71,182,500	770,311,027
336,533	370,486	2,777,876	170,416	1,342,989	733,252	558,791	9,127,852

$43,956,650	$19,982,092	$221,319,034	$19,134,493	$160,993,929	$57,348,090	$71,741,291	$779,438,879

$26,032,950	$14,876,158	$113,915,590	$10,451,665	$93,927,535	$29,585,909	$50,751,772	$471,254,204
4,834,196	2,588,116	48,480,651	734,859	9,095,678	7,407,798	1,690,076	101,083,863
5,997,707	0	13,654,104	3,227,972	37,689,528	8,222,205	5,617,040	85,260,466
0	0	0	0	0	0	0	160,935
1,702,272	125,819	431,646	1,790,177	602,628	0	811,885	6,953,895

38,567,125	17,590,093	176,481,991	16,204,673	141,315,369	45,215,912	58,870,773	664,713,363
294,781	334,472	1,897,892	158,306	1,279,555	501,629	356,497	7,147,817

$38,861,906	$17,924,565	$178,379,883	$16,362,979	$142,594,924	$45,717,541	$59,227,270	$671,861,180

$25,254,275	$14,136,475	$112,867,376	$9,586,863	$85,356,386	$28,274,468	$46,571,914	$448,307,915
4,594,485	2,539,307	44,032,101	670,615	8,524,201	7,538,881	1,562,249	94,545,524
5,434,199	0	11,700,727	2,744,291	34,686,527	7,250,156	5,154,752	76,879,019
0	0	0	0	0	0	0	321,377
1,593,952	118,099	395,181	1,713,493	514,624	0	642,921	6,358,197

36,876,911	16,793,881	168,995,385	14,715,262	129,081,738	43,063,505	53,931,836	626,412,032
300,695	322,288	2,122,353	133,271	1,415,495	408,776	304,870	7,209,757

$37,177,606	$17,116,169	$171,117,738	$14,848,533	$130,497,233	$43,472,281	$54,236,706	$633,621,789

S-A-9

TABLE 5

OLD DOMINION ELECTRIC COOPERATIVE

SELECTED STATISTICS OF EACH MEMBER*
(As of December 31)

	A&N	BARC	Choptank	Community	Delaware
2001
Operating Revenue and Patronage Capital	$17,283,828	$16,190,324	$64,735,360	$13,999,532	$72,754,249
Depreciation and Amortization	1,160,554	1,320,128	4,723,452	795,352	8,586,222
Other Operating Expenses	14,531,213	12,463,506	53,980,832	11,112,135	60,502,792

Electric Operating Margins	1,592,061	2,406,690	6,031,076	2,092,045	3,665,235
Other Income	367,107	309,685	1,251,171	226,444	1,280,216

Gross Operating Margins	1,959,168	2,716,375	7,282,247	2,318,489	4,945,451
Interest on Long-Term Debt	892,292	1,251,015	4,423,688	618,363	2,650,045
Other Deductions	36,461	14,151	102,763	8,678	54,458

Net Margins	$1,030,415	$1,451,209	$2,755,796	$1,691,448	$2,240,948

2000
Operating Revenue and Patronage Capital	$15,646,655	$13,307,755	$62,092,062	$12,999,712	$68,745,930
Depreciation and Amortization	1,959,462	1,200,492	4,580,392	1,238,079	8,136,360
Other Operating Expenses	12,726,863	10,671,646	51,739,205	10,338,783	57,157,098

Electric Operating Margins	960,330	1,435,617	5,772,465	1,422,850	3,452,472
Other Income	368,829	321,815	1,298,628	420,636	3,448,261

Gross Operating Margins	1,329,159	1,757,432	7,071,093	1,843,486	6,900,733
Interest on Long-Term Debt	834,577	1,268,673	4,326,002	651,839	2,837,668
Other Deductions	35,378	15,698	345,358	9,946	67,285

Net Margins	$459,204	$473,061	$2,399,733	$1,181,701	$3,995,780

1999
Operating Revenue and Patronage Capital	$14,644,377	$12,697,945	$60,595,103	$12,134,376	$65,095,173
Depreciation and Amortization	1,908,152	1,226,685	4,391,634	1,085,966	7,815,899
Other Operating Expenses	11,920,349	10,249,244	48,348,103	9,853,878	51,785,047

Electric Operating Margins	815,876	1,222,016	7,855,366	1,194,532	5,494,227
Other Income	331,423	314,262	1,577,445	441,970	1,793,171

Gross Operating Margins	1,147,299	1,536,278	9,432,811	1,636,502	7,287,398
Interest on Long-Term Debt	733,564	1,141,861	4,333,116	661,365	2,823,508
Other Deductions	41,955	4,302	72,664	3,653	47,427

Net Margins	$371,780	$390,115	$5,027,031	$971,484	$4,416,463

*	These figures were compiled from Form 7 Financial and Statistical Reports

S-A-10

TABLE 5—(Continued)

OLD DOMINION ELECTRIC COOPERATIVE

SELECTED STATISTICS OF EACH MEMBER*
(As of December 31)

Mecklenburg	Northern Neck	Northern Virginia	Prince George	Rappahannock	Shenandoah Valley	Southside	Total

$43,956,650	$19,982,091	$220,128,926	$19,134,492	$160,993,928	$57,347,818	$71,741,291	$778,248,489
2,750,493	1,486,783	10,847,594	969,112	11,228,638	4,469,132	5,502,567	53,840,027
35,460,112	16,603,275	167,655,995	16,713,060	135,359,340	44,337,460	55,566,211	624,285,931

5,746,045	1,892,033	41,625,337	1,452,320	14,405,950	8,541,226	10,672,513	100,122,531
890,561	322,633	6,289,786	334,604	2,702,360	968,466	1,078,815	16,021,848

6,636,606	2,214,666	47,915,123	1,786,924	17,108,310	9,509,692	11,751,328	116,144,379
2,460,953	863,298	9,464,023	678,862	8,270,752	2,874,588	5,891,903	40,339,782
196,424	55,191	537,833	66,857	568,847	48,019	83,660	1,773,342

$3,979,229	$1,296,177	$37,913,267	$1,041,205	$8,268,711	$6,587,085	$5,775,765	$74,031,255

$38,861,906	$17,924,565	$184,389,898	$16,362,979	$142,594,924	$45,717,541	$59,227,270	$677,871,197
2,668,175	1,894,486	11,130,605	996,970	10,332,017	3,599,265	5,079,389	52,815,692
32,738,287	15,051,705	145,329,096	14,240,889	117,687,193	37,726,723	47,378,603	552,786,091

3,455,444	978,374	27,930,197	1,125,120	14,575,714	4,391,553	6,769,278	72,269,414
568,526	312,264	6,900,703	309,856	2,547,284	928,300	1,056,056	18,481,158

4,023,970	1,290,638	34,830,900	1,434,976	17,122,998	5,319,853	7,825,334	90,750,572
2,283,679	852,474	10,071,664	577,877	8,053,535	2,821,390	5,323,929	39,903,307
97,270	31,690	(44,125)	27,069	197,945	27,104	48,051	858,669

$1,643,021	$406,474	$24,803,361	$830,030	$8,871,518	$2,471,359	$2,453,354	$49,988,596

$37,177,606	$17,116,169	$171,082,535	$14,848,533	$130,497,233	$43,472,281	$54,236,706	$633,598,037
3,482,584	2,149,929	10,553,904	796,968	9,502,850	3,415,113	4,808,931	51,138,615
30,989,960	14,170,618	133,603,682	13,230,558	110,033,767	36,997,999	44,837,970	516,021,175

2,705,062	795,622	26,924,949	821,007	10,960,616	3,059,169	4,589,805	66,438,247
594,582	402,109	6,644,552	338,010	3,751,433	1,059,049	1,294,139	18,542,145

3,299,644	1,197,731	33,569,501	1,159,017	14,712,049	4,118,218	5,883,944	84,980,392
2,094,928	773,826	10,094,130	474,951	8,154,165	2,365,066	4,875,455	38,525,935
56,832	20,518	761,734	64,023	246,135	94,513	43,399	1,457,155

$1,147,884	$403,387	$22,713,637	$620,043	$6,311,749	$1,658,639	$965,090	$44,997,302

S-A-11

The information in this prospectus is not complete and may be changed. We may not sell the securities until the registration statement filed with the Securities and Exchange Commission becomes effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED DECEMBER 11, 2002

PROSPECTUS

$720,000,000
Old Dominion Electric Cooperative
Debt Securities

We may from time to time sell at one or more times up to an aggregate of $720 million of debt securities. The debt securities may consist of bonds, notes, or other obligations. We will describe the specific terms of each series of debt securities that we offer in supplements to this prospectus. Neither you nor we may use this prospectus to carry out sales of debt securities unless it is accompanied by a prospectus supplement, which will be made available at the time of each offering of debt securities.

You should carefully read this prospectus, any prospectus supplement to this prospectus and all information incorporated by reference in either document before you invest in the debt securities.

INVESTING IN THE DEBT SECURITIES INVOLVES RISKS. SEE “RISK FACTORS” BEGINNING ON PAGE 1 FOR MORE INFORMATION.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these debt securities or determined if this prospectus is truthful and complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is            , 2002

i

RISK FACTORS

AN INVESTMENT IN THE DEBT SECURITIES INVOLVES RISKS. YOU SHOULD CAREFULLY CONSIDER THE RISKS DESCRIBED BELOW AS WELL AS OTHER INFORMATION CONTAINED IN THIS PROSPECTUS, THE ACCOMPANYING PROSPECTUS SUPPLEMENT AND THE INFORMATION INCORPORATED BY REFERENCE IN THOSE DOCUMENTS BEFORE PURCHASING ANY DEBT SECURITIES. WE CONSIDER THESE RISKS TO BE MATERIAL TO YOUR DECISION WHETHER TO INVEST IN THE DEBT SECURITIES AT THIS TIME. YOU MAY VIEW RISKS DIFFERENTLY THAN WE DO AND WE MAY OMIT A RISK THAT WE CONSIDER IMMATERIAL BUT YOU CONSIDER IMPORTANT. AN ADVERSE OUTCOME OF ANY OF THE FOLLOWING RISKS COULD MATERIALLY AFFECT OUR BUSINESS OR FINANCIAL CONDITION AND CAUSE THE VALUE OF YOUR INVESTMENT IN THE DEBT SECURITIES TO DECLINE.

We rely heavily on purchases of energy from other power suppliers.

We supply our member distribution cooperatives with all of their power, that is capacity and energy, requirements. Our costs to provide this capacity and energy are passed through to our member distribution cooperatives under our wholesale power contracts with them. We obtain the power to serve their requirements from generating facilities in which we have an interest and purchases of power from other power suppliers.

Historically, our power supply strategy has relied heavily on purchases of energy from other power suppliers. In 2001, we purchased approximately 49.9% of our member distribution cooperatives’ energy requirements. These purchases consisted of a combination of purchases under long-term contracts and market purchases of energy in the forward, short-term and spot markets. We expect our reliance on market energy purchases to continue for the indefinite future. While we currently are constructing three combustion turbine facilities in Maryland and Virginia, we anticipate that these facilities will provide only about 10% of our energy requirements upon commercial operation. Our reliance on these purchases also could increase because the operation of our generation facilities is subject to many risks, including the shutdown of our facilities or breakdown or failure of equipment.

Purchasing power in the market helps us mitigate high fixed costs relating to the ownership of generating facilities but exposes us, and consequently our member distribution cooperatives, to significant market price risk because energy prices can fluctuate substantially over short periods of time. When we enter into long-term power purchase contracts or agree to purchase energy at a date in the future, we rely on models based on our judgments and assumptions of factors such as future demand for market prices of energy and the price of commodities, such as natural gas, used to generate electricity. Although we have engaged ACES Power Marketing LLC, an energy trading and risk management company called APM, to assist us in developing strategies to meet our power requirements in the most economical manner, our models become less reliable the further into the future that the estimates are made. As a result, we may purchase energy at a price which is higher than our member distribution cooperatives’ competitors’ costs of generating energy or future market prices of energy.

Counterparties under power purchase arrangements may fail to perform their obligations to us.

Because we rely heavily on the purchase of energy from other power suppliers, we are exposed to the risk that counterparties will default in performance of their obligations to us. While we utilize APM to assist us in analyzing default risks of counterparties and other credit issues related to these purchases, defaults may still occur. Defaults may take the form of failure to physically deliver the purchased energy. If this occurs, we may be forced to enter into alternative contractual arrangements or purchase energy in the forward, short-term or spot markets at then-current market prices that may exceed the prices previously agreed to with the defaulting counterparty.

Our member distribution cooperatives are now or will be subject to market competition.

Virginia, Maryland and Delaware each have deregulated the power component of electric service. In general, these states’ restructuring legislation permits our member distribution cooperatives’ customers to purchase electricity from an alternate supplier while our member distribution cooperatives continue to provide distribution services to consumers of electricity located in their certificated service territories. The percentage of our member distribution cooperatives’ customers that can choose an alternate power supplier is approximately 45.7% today. This percentage will increase to approximately 99.7% by January 1, 2004. To date, no customer of our member distribution cooperatives has selected an alternate supplier of power.

To facilitate the implementation of retail competition, the restructuring legislation in all three states requires each member distribution cooperative to cap the bundled rates (consisting of power, transmission and distribution components and, in some cases, a competitive transition charge) that it charges customers in its certificated service territory during a specified transition period. During this period, a member distribution cooperative will incur losses if its costs, including its cost for power purchased from us, are greater than the applicable capped rate for power it is able to charge its customers. In Virginia, our member distribution cooperatives may, however, recover costs related to the purchase of energy from us outside of their capped rates. These members constituted approximately 81.4% of our energy sales in 2001. See “MANAGEMENT’S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION—Future Issues—Competition and Changing Regulations” in Part I, Item 7 of our Annual Report on Form 10-K, as amended, for the year ended December 31, 2001.

Following the introduction of retail competition, if the amount we charge our member distribution cooperatives for energy under the wholesale power contracts is not competitive with prevailing market energy prices, the member distribution cooperatives may become less competitive relative to other power suppliers and their customers may switch to alternate suppliers of electricity. Operating successfully in this new market-based, competitive environment requires different skills and expertise than those required in a fully-regulated market. Our members have limited operating history in this new environment. If a member distribution cooperative experiences significant financial losses, it may have difficulty performing its obligations to us under its wholesale power contract.

Failure to maintain our tax-exempt status could result in significant tax liabilities.

To maintain our tax-exempt status under the Internal Revenue Code, as amended, we must receive at least 85% of our gross receipts from our members. Currently, we have significant non-member receipts, including investment interest, income on the decommissioning fund for North Anna and interest from deposits associated with two long-term lease transactions related to our 50% interest in Clover, a two unit coal-fired generating facility. If in any given year, our members receipts are less than 85% of our gross receipts, we would become a taxable entity for that year and our resulting tax liability could be significant.

Our ability to maintain our tax-exempt status is dependent upon many factors. Several of these factors are outside our control, such as the effect of weather on power sales and interest rates. In addition, a decrease in member revenues resulting from the effect of retail competition also could cause us to lose our tax-exempt status. We regularly monitor the level of our non-member gross receipts to assist us in taking actions to preserve our tax-exempt status. Our member receipts in each year have been in excess of 85% of our total gross receipts.

We are subject to risks associated with owning an interest in a nuclear generating facility.

We have an 11.6% undivided ownership interest in North Anna, a two unit nuclear generating facility, which provided approximately 15.7% of our energy requirements in 2001. Ownership of an interest in a nuclear generating facility involves risks, including:

•	potential liabilities relating to harmful effects on the environment and human health resulting from the operation of the facility and the storage, handling and disposal of radioactive materials;

•	significant capital expenditures relating to maintenance, operation and repair of the facility, including repairs required by the Nuclear Regulatory Commission;

•	limitations on the amounts and types of insurance commercially available to cover losses that might arise in connection with operation of the facility; and

•	uncertainties regarding the technological and financial aspects of decommissioning a nuclear plant at the end of its licensed life.

The Nuclear Regulatory Commission has broad authority under federal law to impose licensing and safety-related requirements for the operation of North Anna. If the facility is not in compliance, the Nuclear Regulatory Commission may impose fines or shut down one or both units until compliance is achieved or both depending upon its assessment of the situation. Revised safety requirements issued by the Nuclear Regulatory Commission have, in the past, necessitated substantial capital expenditures at other nuclear generating facilities. In addition, although we have no reason to anticipate a serious nuclear incident at North Anna, if an incident did occur, it could have a material but presently undeterminable adverse effect on our operations or financial condition. Further, any unexpected shut down at North Anna as a result of regulatory non-compliance or unexpected maintenance will require us to purchase replacement energy. We can buy this replacement power either from Virginia Power or the market. The price of any replacement energy purchased from Virginia Power equals the average price of energy produced at predetermined Virginia Power-owned combustion turbine facilities. These costs currently are higher than the price of energy that we otherwise could purchase in the market. As a result, we likely would replace energy previously expected to be provided by North Anna with purchases of energy in the market that could be significantly higher than the cost of energy generated by North Anna.

The development and construction of our combustion turbine facilities are subject to risks.

We currently are constructing three combustion turbine facilities in Maryland and Virginia. We face risks in the development and construction of these facilities, including:

•	equipment and material supply interruptions;

•	unforeseen engineering, environmental and geological problems;

•	unanticipated cost overruns; and

•	delays or increased costs to interconnect our facilities to transmission grids.

Insurance, warranties or performance guarantees may not be adequate to cover lost revenues or increased costs resulting from the occurrence of these events, including unanticipated capital expenditures and the cost of replacement capacity and energy we may be forced to purchase from the market if the facilities are not operational by the dates contemplated.

We are subject to rapid changes in the financial markets which could negatively impact our ability to access capital.

Recently, the financial markets have been subject to significant instability based on national and international events, including events in the energy industry. As a result, financial markets have constrained the ability of many businesses, especially energy businesses, to, at least temporarily, access capital. As part of our plan of finance for the construction of the combustion turbine facilities, we anticipate issuing additional debt securities under our Indenture. If our ability to access the capital markets becomes significantly constrained, our interest costs will likely increase and our financial condition and future results of operations could be significantly harmed.

Adverse changes in our credit ratings could negatively impact our ability to access capital and may require us to provide credit support for some of our obligations.

Changes in our credit ratings also could effect our ability to access capital. Standard & Poor’s Ratings Services (“S&P”), Moody’s Investors Service (“Moody’s”) and Fitch, Inc. currently rate our outstanding obligations issued under the Indenture at A+ (outlook stable), A3 (outlook negative) and A (outlook stable), respectively. If these agencies were to downgrade our ratings, particularly below investment grade, our borrowing costs could increase materially. In addition, we likely would be required to pay a higher interest rate in future financings, and our potential pool of investors and funding sources could decrease. In addition, in limited circumstances, we have obligations to provide credit support if our obligations issued under the Indenture are rated below specified thresholds by S&P and Moody’s. These circumstances relate to our sale and leaseback of our interest in pollution control facilities at Clover, our lease and leaseback of our undivided interest in Clover Unit 1 and some of our purchases of power in the market.

Under the sale and leaseback of our interest in pollution control facilities at Clover, we must provide support in the form of cash, letter of credit, guarantee, or other collateral satisfactory to the lessor within 90 days after the obligations issued under the Indenture are rated less than investment grade (that is, “BBB-” by S&P or “Baa3” by Moody’s). At September 30, 2002, the maximum amount of collateral we could have been required to provide under this provision was approximately $3.5 million.

In connection with the lease and leaseback of our undivided interest in Clover Unit 1, we agreed to deliver a letter of credit to the institutional investor party to the lease within 90 days after our obligations under the Indenture are rated less than a specified minimum rating. This minimum rating is “A-” by S&P or “A3” by Moody’s provided that our Moody’s rating may fall to “Baal” if at that time our S&P rating is “A” or better and there is no public announcement of negative ratings implications by either S&P or Moody’s. If our ratings had been below this minimum rating at September 30, 2002, we would have been required to provide a letter of credit in the amount of approximately $51.9 million.

In addition, like many other utilities, we purchase power in the market pursuant to a form master power purchase and sale agreement prepared by the Edison Electric Institute, a utility industry association. The form contract is intended to standardize the terms and conditions of purchases of power in the market. At September 30, 2002, we were party to 17 agreements based on this form and one other power purchase agreement obligating us to provide collateral if our ratings fell below specified thresholds. Collectively, at September 30, 2002, if the ratings by S&P and Moody’s of our obligations issued under the Indenture fell below investment grade, we would have been obligated to provide credit support in the amount of approximately $23.3 million. This calculation is based on energy prices on September 30, 2002. Depending on how large the difference is between the price of power under the contracts and the price of power in the market at the time of calculation, this amount could increase or decrease accordingly.

To the extent that we would have to provide additional credit support as a result of a downgrade in our credit ratings, our ability to access additional credit may be limited and our liquidity, including our ability to service our outstanding indebtedness, may be materially impaired.

Environmental regulation may limit our operations.

We are required to comply with numerous federal, state and local laws and regulations relating to the protection of the environment. These laws and regulations change constantly. While we believe that we have obtained all material environmental-related approvals currently required to own and operate our facilities or that these approvals have been applied for and will be issued in a timely manner, we may incur significant additional costs because of compliance with these requirements. Failure to comply with environmental laws and regulations could have a material effect on us, including potential civil or criminal liability and the imposition of fines or expenditures of funds to bring our facilities into compliance. Delay in obtaining or failure to obtain and maintain in effect any environmental approvals, or delay or failure to satisfy any applicable environmental regulatory requirements, could impact construction of the combustion turbine facilities, operation of our existing facilities or sale of energy from these facilities or could result in significant additional cost to us.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission utilizing a shelf registration process. Under this shelf process, we may sell the debt securities described in this prospectus in one or more offerings up to a total dollar amount of $720,000,000. This prospectus provides you with a general description of the debt securities we may offer. Each time we sell securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement also may add, update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement together with additional information described under “WHERE TO FIND MORE INFORMATION ABOUT OLD DOMINION ELECTRIC COOPERATIVE” before you invest in the debt securities.

OLD DOMINION ELECTRIC COOPERATIVE

We were formed in 1948 as a not-for-profit power supply cooperative. We provide wholesale electric services to our members on a cost-effective basis. Our members include twelve customer-owned electric distribution cooperatives that sell electric services to retail customers in portions of Virginia, Maryland, Delaware and West Virginia. In 2001, these members provided retail electric service to more than 449,000 electric customers (meters) representing approximately 1.1 million people. We also sell power to another member, TEC Trading, Inc., which is owned by our member distribution cooperatives.

Our principal office is located at 4201 Dominion Boulevard, Glen Allen, Virginia 23060. Our telephone number is (804) 747-0592.

WHERE TO FIND MORE INFORMATION ABOUT
OLD DOMINION ELECTRIC COOPERATIVE

We file annual, quarterly and current reports and other information with the Securities and Exchange Commission. You may read and copy any document that we file with the SEC at the SEC’s public reference room at 450 West Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. You also may access our SEC filings on the SEC’s website at http://www.sec.gov.

INCORPORATION OF INFORMATION WE FILE WITH THE SEC

The Securities and Exchange Commission allows us to “incorporate by reference” into this prospectus the information in documents we file with them, which means that we can disclose important information to you by referring you directly to those documents. The information incorporated by reference is considered to be a part of this prospectus, and later information that we file with the SEC automatically will update and supersede the information contained in this prospectus. We incorporate by reference the documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act until we sell all of the debt securities we are offering:

•	Our Annual Report on Form 10-K, as amended, for the year ended December 31, 2001;

•	Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2002;

•	Our Quarterly Report on Form 10-Q, as amended, for the quarter ended June 30, 2002;

•	Our Current Report on Form 8-K dated October 9, 2002;

•	Our Quarterly Report on Form 10-Q, as amended, for the quarter ended September 30, 2002; and

•	Our Current Report on Form 8-K dated November 21, 2002.

You may request a free copy of any of these filings by writing or telephoning us at:

Old Dominion Electric Cooperative
4201 Dominion Boulevard
Glen Allen, Virginia 23060
Attn: Assistant Vice President and Controller
Telephone: (804) 747-0592

You should rely only on the information explicitly incorporated by reference or provided in this prospectus or any prospectus supplement. We have not authorized anyone to provide you with different information. We are not making an offer of these debt securities in any state where the offer is not permitted. You should not assume that the information in this prospectus, any prospectus supplement or any information incorporated by reference in either document is accurate as of any date other than the date of that information.

USE OF PROCEEDS

Unless we indicate otherwise in the prospectus supplement accompanying this prospectus, we will use the net proceeds we receive from the sale of the debt securities for general corporate purposes. These purposes may include the repayment or refinancing of long-term or short-term indebtedness, capital expenditures and working capital. The net proceeds may be invested temporarily until they are used for their intended purposes.

CAUTION REGARDING FORWARD LOOKING STATEMENTS

This prospectus, a prospectus supplement accompanying this prospectus and information incorporated by reference in either document may contain forward-looking statements regarding matters that could have an impact on our business, financial condition and future operations. These statements, based on our expectations and estimates, are not guarantees of future performance and are subject to risks, uncertainties, and other factors that could cause actual events or results to differ materially from those expressed in the forward-looking statements. These risks, uncertainties, and other factors include, but are not limited to, general business conditions, increased competition in the electric utility industry, changes in our tax status, demand for power, federal and state legislative and regulatory actions and legal and administrative proceedings, and unanticipated changes in operating expenses and capital expenditures. Any forward-looking statement speaks only as of the date on which the statement is made, and we undertake no obligation to update any forward-looking statement or statements to reflect events or circumstances after the date on which the statement is made even if new information becomes available or other events occur in the future.

FINANCIAL RATIOS

Our earnings to fixed charges ratio, margins for interest ratio and equity ratio are set forth below for the periods indicated. We establish the rates we charge our member distribution cooperatives to achieve a margins for interest ratio at least equal to the ratio required in our Indenture of Mortgage and Deed of Trust, dated May 1, 1992, as supplemented and amended (the “Existing Indenture”). See “DESCRIPTION OF THE DEBT SECURITIES—Rate Covenant.” We do not take the ratio of earnings to fixed charges or the equity ratio into account in setting our rates. Our ratio of earnings to fixed charges and our equity ratio are less than that of many investor-owned utilities because we operate on a not-for-profit basis and establish rates to collect sufficient revenue to recover our cost of service and produce margins sufficient to meet financial coverage requirements and accumulate additional equity required by our board of directors.

	Nine Months Ended September 30, 2002	Year Ended December 31,
		2001	2000	1999	1998	1997
Margins for interest ratio	1.20	1.20	1.20	1.20	1.20	1.20
Ratio of earnings to fixed charges	0.97	1.14	1.16	1.16	1.17	1.17
Equity ratio	27.1%	26.5%	33.3%	29.8%	26.1%	24.6%

We calculate the margins for interest ratio by dividing our margins for interest by our interest charges. See “DESCRIPTION OF THE DEBT SECURITIES—Rate Covenant” for a description of calculation of margins for interest and interest charges under our Existing Indenture.

We calculate the ratio of earnings to fixed charges by dividing our earnings (net margins plus fixed charges reduced by interest capitalized during the period) by our fixed charges. Our fixed charges consist of all of our interest costs, whether expensed or capitalized, amortization of debt issue costs and discount or premium related to our indebtedness, and the interest portion of our rent expense.

Our equity ratio equals our patronage capital divided by the sum of our long-term indebtedness and patronage capital. Patronage capital consists of our aggregate net margins that we have not distributed to our members.

DESCRIPTION OF THE DEBT SECURITIES

The debt securities covered by this prospectus will be issued in the form of bonds under the Existing Indenture or the Amended Indenture referred to below or in the form of bonds, notes or other obligations under the Restated Indenture referred to below. SunTrust Bank, as successor to Crestar Bank, currently acts as trustee under these indentures.

Changes to the Existing Indenture

In 2001, we entered into a supplemental indenture to the Existing Indenture that contained provisions which, when they become effective, will (1) first amend the Existing Indenture by modifying several covenants of Old Dominion and other provisions of the Existing Indenture described below, and (2) then further amend and restate the Existing Indenture to reflect the prior amendments and release the lien of the Existing Indenture on Old Dominion’s property. In this prospectus, we refer to the Existing Indenture as amended by the first amendments as the “Amended Indenture” and the Amended Indenture as amended and restated as the “Restated Indenture.”

Amended Indenture

Each of the amendments to the Existing Indenture contained in the Amended Indenture are summarized below and include modification of the covenant obligating us to establish and collect rates at a specified level, and modification of restrictions on the issuance of additional bonds and distributions to our members. The amendments also eliminate covenants restricting our investments and short-term indebtedness and the obligation to fund reserves known as a depreciation deposits.

The Amended Indenture will become effective when a majority of the holders of obligations outstanding under the Existing Indenture consent to the amendments. As of the date of this prospectus, we have received consents constituting approximately 41.7% in aggregate principal amount of the outstanding obligations under the Existing Indenture. Upon the first issuance of debt securities and the delivery of a consent by the underwriters of those debt securities, as the initial registered holder of those debt securities, we anticipate that the Amended Indenture will become effective.

Restated Indenture

The Restated Indenture, pursuant to which we may issue various series of debt securities issued in the form of bonds, notes, and other obligations (other than subordinated debt), will become effective when all obligations under the Existing Indenture issued prior to September 1, 2001 cease to be outstanding or when the holders of those obligations consent to the release of the lien of the Existing Indenture or the Amended Indenture, as the case may be, and the effectiveness of the Restated Indenture (the “Release Date”). After the Release Date, the debt securities will be unsecured general obligations, ranking equally and ratably with our other unsecured and unsubordinated obligations, subject to some exceptions. See “Security for Payment of the Obligations Prior to Release Date; Conversion to Unsecured Obligations on Release Date” below.

The earliest date we expect the Restated Indenture may become effective is December 1, 2003. On that date, we expect to redeem a series of bonds issued under the Existing Indenture in 1993. After this redemption, only one bond, a bond issued in 1996 which matures in 2018, under the Existing Indenture issued prior to September 1, 2001 will remain outstanding. We have not obtained the consent of the holder of the 1996 bond to the release of the lien of the Existing Indenture or the Amended Indenture, as applicable, on December 1, 2003 but we expect to do so prior to that date. The Restated Indenture would become effective at that time as long as the prior consent of the holder of the 1996 bond is obtained and no event of default existed under the Indenture or would occur immediately following the effectiveness of the Restated Indenture.

Amendments to Definitions of Interest Charges in the Indenture

We are seeking amendments to the Indenture to change the definition of interest charges to more closely reflect the way interest charges are calculated under our formulary rate, which is the basis for our charges to our member distribution cooperatives. The Indenture requires the calculation of interest charges for purposes of a covenant regarding the establishment of rates and a coverage test for purposes of issuing additional indebtedness.

The amendments provide that interest charges under the Existing Indenture or the Amended Indenture will equal our total interest charges (other than capitalized interest) related to (1) all obligations under the Indenture, (2) indebtedness secured by a lien equal or prior to the lien of the Indenture, and (3) obligations secured by liens created or assumed in connection with a tax-exempt financing for the acquisition or construction of property used by us, in each case including amortization of debt discount and expense or premium.

The amendments also will amend the definition of interest charges under the Restated Indenture to define interest charges as our total interest charges (other than capitalized interest) related to all obligations under the Restated Indenture and all of our other obligations (other than subordinated indebtedness) to repay borrowed money or the deferred purchase price of property or services, including amortization of debt discount and expense or premium on issuance, but excluding the interest charges on indebtedness attributed to any capitalized lease or similar agreement.

These amendments will become effective when a majority of the holders of obligations outstanding under the Indenture consent to the amendments. Upon the first issuance of debt securities and the delivery of a consent by the underwriters, as the initial registered holders of those debt securities, we anticipate that the amendments will become effective.

Indenture

When we refer to the “Indenture” in this prospectus, we mean the Existing Indenture, the Amended Indenture or the Restated Indenture, whichever is in effect. Obligations of all series which have been or may be issued under the Indenture, including those issued pursuant to this prospectus or any related prospectus supplement may be referred to as “Obligations.”

The following summary of some of the provisions of the Indenture do not purport to be complete and is subject to, and qualified in its entirety by reference to, all of the provisions of the Indenture, including the definitions of terms. Some defined terms in the Indenture are used in this summary without capitalization; those terms have the meanings given to them in the Indenture. The Existing Indenture, the 2001 supplemental indenture containing the amendments set forth in the Amended Indenture and the Restated Indenture, each are filed with the Securities and Exchange Commission. See “WHERE TO FIND MORE INFORMATION ABOUT OLD DOMINION ELECTRIC COOPERATIVE” for information on how to obtain a copy. You may also obtain a copy of the Existing Indenture, the 2001 supplemental indenture or the Restated Indenture from the trustee or from us.

Specific Terms of Each Series

Each time that we offer a series of debt securities related to this prospectus, we will specify the particular amount, price and other terms of those debt securities in a prospectus supplement. These terms may include:

•	the title of the series of debt securities and whether they will be issued pursuant to the Existing Indenture, the Amended Indenture or the Restated Indenture;

•	the date or dates on which the principal of and premium, if any, on the series of debt securities will be payable;

•	the interest rate or rates on the series of debt securities and the date from which that interest will accrue;

•	the dates on which we will pay interest on the series of debt securities and the regular record date for determining who is entitled to the interest payable on any interest payment date;

•	the place or places where principal of and premium, if any, and interest on the series of debt securities will be payable;

•	any redemption dates, prices, obligations and restrictions on the series of debt securities;

•	any sinking fund or other provisions that would obligate us to repurchase or otherwise redeem the series of debt securities;

•	the denominations in which the series of debt securities will be issued;

•	the portion of the principal amount of the series of debt securities that is payable on the declaration of acceleration of the maturity;

•	the applicable overdue rate if other than the interest rate stated in the title of the series of debt securities;

•	any modifications of or additions to the events of default in the Indenture for the series;

•
if the amount of principal of and premium or interest on any series of debt securities may be determined by reference to an index based on either a currency other than that in which that series of debt securities are payable or any other method specifying the manner in which these amounts will be determined;

•
whether and to what extent any other means of satisfaction and discharge, which is sometimes referred to as “defeasance” will be applicable to the series of debt securities other than as described below under “Defeasance”;

•	if the series of debt securities are to be issued in the form of one or more securities and, if so, the identity of the depository or depositaries of the debt security;

•	if the series of debt securities are to be insured; and

•	any other specific terms of the series of debt securities.

General

Until the Release Date, the debt securities will be secured by a first lien on substantially all of our tangible and some of our intangible properties equally and ratably with all other Obligations issued under the Existing Indenture or the Amended Indenture. On the Release Date, the debt securities will become unsecured general obligations, ranking equally and ratably with all of our other unsecured and unsubordinated obligations, subject to some exceptions described below.

If interest on the debt securities is not punctually paid or duly provided for, we may pay that amount instead to each registered holder of the debt securities on a special record date not more than 15 nor less than 10 days prior to the date of the proposed payment. We will pay principal of, and premium (if any) and interest on the debt securities to the registered holder. If the debt securities are held in book-entry form, we will pay interest to the depository. In addition, if the debt securities are held in book-entry form, transfer of interests in the debt securities will be effected through the depository.

Under the Existing Indenture, we use accounting requirements in effect on the date of determination or computation. Under the Amended Indenture or the Restated Indenture, for purposes of determinations or computations relating to the Obligations, we will use accounting requirements as are in use in the United States at the time of the determination of any computation required or permitted under the Amended Indenture or the Restated Indenture, or, at our option, those requirements or determinations in use on the date of the Amended Indenture or the Restated Indenture.

Rate Covenant

Until the first to occur of the Amendment Date or the Release Date, subject to any necessary approval or determination of any regulatory or judicial authority with jurisdiction over our rates (which include rents, charges, fees and other compensation), the Existing Indenture requires us to establish and collect rates for the use or the sale of the output, capacity or service of our electric generation, transmission and distribution system which are reasonably expected to yield margins for interest for the 12-month period commencing with the effective date of the rates equal to at least 1.20 times total interest charges during that 12-month period. The Existing Indenture requires the rates to produce moneys sufficient to enable us to comply with all covenants under the Existing Indenture.

Margins for interest under the Existing Indenture equal the total of net margins plus total interest charges and income tax accruals for the applicable period less:

•
the amount, if any, by which non-operating margins (other than interest earnings on investments held by the trustee or on investments held by any trustee for the purpose of decommissioning or dismantling any of our assets) included in our net margins exceeds 60% of net margins for that period; and

•	the net earnings or losses of property with a fair value in excess of $25,000 released from the lien of the Existing Indenture during that period or thereafter.

If we acquire any property during the period for which margins for interest is being calculated, or we will acquire with the proceeds of the Obligations being issued any property which was, during the 6-month period prior to our acquisition, if any, used in a business similar to ours, then, the computation of margins for interest will include the net operating earnings or net operating losses of that property for the entire 12-month period. The calculation of margins for interest also will be adjusted if an independent engineer of favorable national repute determines that efficiencies, inefficiencies or other effects likely to result from the acquisition are significant enough to render the historical performance of the separate properties an inaccurate indicator of the future performance of the combined properties. This additional adjustment will take into account the efficiencies, inefficiencies or other effects to the extent determined by the independent engineer. Under the Existing Indenture, in calculating margins for interest, we factor in any item of net margin, loss, income, gain, earnings or profits of any of our subsidiaries, regardless if we have received those net margins or gains as a dividend or other distribution from the subsidiary or if we have made payment with respect to the losses or expenses.

Interest charges under the Existing Indenture equal our total interest charges (whether capitalized or expensed) on (1) all Obligations under the Existing Indenture, (2) indebtedness secured by a lien equal or prior to the lien of the Existing Indenture, and (3) obligations secured by liens created or assumed in connection with a tax-exempt financing for the acquisition or construction of property used by us, in each case including amortization of debt discount and expense or premium. See “Changes to the Existing Indenture—Amendments to the Definitions of Interest Charges in the Indenture” for a discussion of amendments to the definition of interest charges in the Existing Indenture.

Promptly upon any material change in the circumstances which were contemplated at the time the rates were most recently reviewed, but not less than once every 12 months, we will review the rates and, subject to any necessary regulatory approval, promptly establish or revise the rates as necessary to obtain the required margins for interest and produce moneys sufficient to enable us to comply with our other covenants under the Indenture. Our failure to actually achieve a 1.20 margins for interest ratio will not itself constitute an event of default under the Existing Indenture. A failure to establish rates reasonably expected to achieve a 1.20 margins for interest ratio, will be an event of default if that failure continues for 45 days after we receive notice of the failure from either the trustee or the holders of 10% of the Obligations outstanding, unless the failure results from our inability to obtain regulatory approval.

The Existing Indenture prohibits us from furnishing or supplying any use, output, capacity or service of our system with respect to which a charge is regularly or customarily made, free of charge to any person or entity. In addition, we must use commercially reasonable efforts prior to the earlier of the Amendment Date or the Release Date to enforce the payment of all moneys that are owed to us.

After the earlier of the Amendment Date or the Release Date, the Amended Indenture or the Restated Indenture will require us, subject to any necessary approval or determination of any regulatory or judicial authority with jurisdiction, to establish and collect rates reasonably expected to yield margins for interest for each fiscal year equal to 1.10 times total interest charges for the fiscal year. The Amended Indenture and the Restated Indenture require these amounts, together with other moneys available to us, to provide moneys sufficient for us to remain in compliance with the Amended Indenture or the Restated Indenture. Interest charges under the Amended Indenture are calculated in the same manner as under the Existing Indenture with the exclusion of capitalized interest. Interest charges under the Restated Indenture equal interest charges (other than capitalized interest) on all Obligations under the Indenture and all of our other obligations (other than subordinated indebtedness) to repay borrowed money or the deferred purchase price of property or services, including amortization of debt discount and premium on issuance, but excluding the interest charges on indebtedness attributed to any capitalized lease or similar agreement. See “Changes to the Existing Indenture—Amendments to Definitions of Interest Charges in the Indenture” for a discussion of amendments to the definition of interest charges in the Amended Indenture and the Restated Indenture. After the earlier of the Amendment Date or the Release Date, margins for interest will equal the sum of:

•	our net margins;

•	plus revenues that are subject to refund at a later date which were deducted in the determination of net margins;

•	plus non-recurring charges that may have been deducted in determining net margins;

•	plus total interest charges (calculated as described above); and

•	plus income tax accruals imposed on income after deduction of total interest for the applicable period.

In calculating margins for interest under the Amended Indenture and the Restated Indenture, we factor in any item of net margin, loss, income, gain, earnings or profits of any of our affiliates or subsidiaries, only if we have received those amounts as a dividend or other distribution from the affiliate or subsidiary or if we have made a contribution to, or payment under a guarantee or like agreement for an obligation of, the affiliate or subsidiary. Any amounts that we are required to refund in subsequent years do not reduce margins for interest as calculated under the Amended Indenture or the Restated Indenture for the year the refund is paid. As under the Existing Indenture, the failure to achieve the margins for interest ratio will not itself result in an event of default. We must, however, review our rates at least annually and promptly revise them to comply with the margins for interest covenant subject to any necessary regulatory approvals. A failure to establish rates reasonably expected to achieve a 1.10 margins for interest ratio will be an event of default under the Amended Indenture and the Restated Indenture if that failure continues for 45 days after we receive notice of this failure from either the trustee or the holders of 10% of the Obligations outstanding, unless this failure results from our inability to obtain regulatory approval to revise our rates.

Security for Payment of the Obligations Prior to Release Date; Conversion to Unsecured Obligations on Release Date

Until the Release Date, the debt securities will be secured equally and ratably with all other Obligations issued under the Existing Indenture or the Amended Indenture by a first lien on substantially all of our tangible and some of our intangible properties, including our generation, transmission and distribution properties and some of our contracts relating to the purchase, sale or transmission of electricity of three years or more in duration or to the ownership, operation or maintenance of electric generation, transmission or distribution facilities, excluding excepted property.

Excepted property as defined in the Existing Indenture or the Amended Indenture includes among other things:

•	cash on hand or in banks (other than moneys deposited with the trustee under the terms of the Existing Indenture or the Amended Indenture);

•	contracts and contract rights not specifically subject to the lien of the Existing Indenture or the Amended Indenture;

•	instruments and specified securities (other than those required to be deposited with the trustee);

•	patents and trademarks;

•	the right to bring an action or enforce a judgment;

•	transportation equipment (including vehicles, vessels and barges);

•	office furniture, equipment and supplies and data processing, accounting and other computer equipment, software and supplies and leases for office purposes;

•	other leases for an original term of less than five years;

•	specified nonassignable permits and licenses;

•	timber, oil, gas, coal, ore and other minerals and all electric energy generated; and

•	our interest in other property in which a security interest cannot legally be perfected.

Our title to the mortgaged property and the lien of the Existing Indenture or the Amended Indenture are subject to permitted encumbrances, which may include, among other things, identified restrictions, exceptions, reservations, conditions and limitations existing on the mortgaged property on the date the Existing Indenture was recorded; reservations in U.S. patents; non-delinquent or contested tax, mechanics’, materialmen’s or contractors’ liens; local improvement district assessments; leases for a term of not more than two years; specified easements; the undivided interests of other owners or liens on those undivided interests, and the rights of those owners in property they own with us; the pledge of current assets (other than accounts receivable) to secure current liabilities; specified liens related to the issuance of tax-exempt debt instruments for the acquisition or construction of property; the pledge or assignment of accounts receivable or conditional sales contracts in connection with the sale of power so long as, on the date of the sale, no event of default under the Existing Indenture or the Amended Indenture then exists; and some leases and reservations and liens for non-delinquent rent or wages.

The lien of the Existing Indenture or the Amended Indenture also is subject to a lien in favor of the trustee to recover amounts owing to the trustee under the Existing Indenture or the Amended Indenture. In addition, our title to the mortgaged property and the lien of the Existing Indenture or the Amended Indenture are subject to other prior rights and encumbrances which we do not believe adversely affect in any material respect our right to use that property to secure the debt securities.

All of our after-acquired property, other than excepted property, is subject to a lien under the Existing Indenture or the Amended Indenture and further subject to:

•	specified purchase money and pre-existing liens;

•	limitations, in the case of consolidation, merger or sale of substantially all of our assets; and

•	recordation of supplements to the Existing Indenture or the Amended Indenture describing that after-acquired property, in the case of real property.

From and after the Release Date, the debt securities, all other Obligations then still outstanding and any other Obligations thereafter issued under the Indenture will be unsecured general obligations and will rank equally and ratably with all of our other unsecured and unsubordinated obligations subject to some exceptions. On the Release Date, any lien or security interest arising under the Existing Indenture or the Amended Indenture will be released and the trustee is required to take any actions reasonably necessary to confirm or give notice of the release and to evidence the reconveyance, re-assignment and transfer to us of all right, title and interest of the trustee in the collateral.

Credit Enhancer

Under the Indenture, any person that unconditionally agrees to provide any undertaking to pay any Obligations to the extent not paid by us, for example an insurer of a series of Obligations or the issuer of a letter of credit securing the payment when due of the principal of and interest on a series of Obligations, will be considered a holder of those Obligations for purposes of giving any approval or consent with respect to:

•	approving supplemental indentures or other amendments to the Indenture (other than any change which cannot be made without the consent of each holder of an Obligation affected by the change);

•	giving any other approval, consent or notice to effect any waiver;

•	exercising any remedies; and

•	taking any other action that can be taken by the holders of those Obligations.

If that person is in default of performing their undertaking they will not be considered a holder in place of the registered holders of those Obligations.

Release and Substitution of Property Prior to Release Date; Negative Pledge After Release Date

Until the Release Date, provided no event of default exists under the Existing Indenture or the Amended Indenture, property subject to the lien of the Existing Indenture or the Amended Indenture may be released to facilitate the day-to-day operation of our business. Some of these releases may require either:

•
a finding by our management that these releases are desirable in the conduct of our business or will not adversely affect in any material respect the security afforded by the Existing Indenture or the Amended Indenture; or

•	the substitution of bondable additions, the retirement or defeasance of Obligations or the deposit of cash with the trustee, in each case of equivalent value.

In addition, cash deposited with the trustee as a result of the authentication and delivery of Obligations may be withdrawn against 90.91% of bondable additions or retired or defeased Obligations of equivalent value. Cash deposited with the trustee for other purposes, including releases, may be withdrawn against bondable additions or retired or defeased Obligations of equivalent value and may, at our option, be used for the redemption of Obligations prior to their maturity, at their maturity or for the purchase of Obligations. To the extent that any trust moneys deposited with the trustee consist of the proceeds of insurance upon any part of the mortgaged property, those moneys may be withdrawn to reimburse us for costs to repair, rebuild or replace the destroyed or damaged property.

The lien of the Existing Indenture or the Amended Indenture will be released on the Release Date when the Existing Indenture or the Amended Indenture is superseded by the Restated Indenture. Unless we equally and ratably secure all other then-outstanding Obligations, the Restated Indenture will prohibit us from creating or permitting to exist any mortgage, lien, pledge, charge, security interest or other encumbrance (a “security interest”) of any kind on specified properties for the purpose of securing the repayment of borrowed money or any obligation to pay the deferred purchase price for property or services, except for (1) security interests not exceeding the greater of two percent of our total assets and $10,000,000; and (2) security interests arising by operation of law or those in connection with the lease transactions or commodities trading agreements described below. These specified properties on which a security interest cannot be granted without equally and ratably securing the Obligations consist primarily of our real property, fixtures and tangible personal property that we use in whole or major part in connection with our generating facilities, including all electric production, transmission, or distribution facilities, equipment or property and any plant, structure or other facility for the development, production or storage of fuel or rights with respect to the supply of water. The specified properties do not include:

•	cash on hand or in banks (other than moneys deposited with the trustee under the Restated Indenture);

•	the right to bring an action or enforce a judgment;

•	contracts and contract rights;

•	shares of stock, bonds, notes, repurchase agreements and evidences of indebtedness and other securities;

•	patents, trademarks, trade names and other general intangibles;

•	transportation vehicles and movable equipment;

•	all nuclear fuel and all related accessories and supplies used for that fuel;

•	marine equipment and airplanes and all equipment relating thereto;

•	office furniture, equipment and supplies and data processing, accounting and other computer equipment, software and supplies and leases for office purposes;

•	leasehold interests for office purposes;

•	other leases for an original term of less than five years; and

•	timber, oil, gas, coal, ore and other minerals and all electric energy generated.

Under the Restated Indenture, the encumbrances resulting from our existing lease transactions or agreements relating to a future sale and leaseback or lease and leaseback transaction or similar transactions or a commodities trading agreement entered into in the ordinary course of business do not constitute security interests requiring the Obligations to be equally and ratably secured with respect to the assets subject to the transactions.

Depreciation Deposits

Until the first to occur of the Amendment Date or the Release Date, the Existing Indenture requires us, on or before July 1 in each year, since July 1, 1993, to deposit (a “Depreciation Deposit”) with the trustee cash in an amount equal to the excess, if any, obtained by subtracting (to the extent not previously subtracted) the aggregate amount of property that we have acquired since April 30, 1992 that is subject to the lien of the Existing Indenture to the date of the Depreciation Deposit, from our depreciation expense on all property subject to the lien of the Existing Indenture for the immediately preceding calendar year. The purpose of Depreciation Deposits was to establish a cash fund that provides additional security if our depreciation expenses exceed the value of bondable additions. Depreciation Deposits and other amounts deposited with the trustee may be withdrawn on the basis of bondable additions of property or retirement or defeasance of Obligations. To date, we have not been required to make, and have not made, any Depreciation Deposits. The Amended Indenture and the Restated Indenture will not require us to make any Depreciation Deposits after the Amendment Date or the Release Date.

Limitations on Issuance of Short-Term Debt

Until the first to occur of the Amendment Date or the Release Date, the Existing Indenture prohibits us from incurring or permitting to be outstanding any indebtedness (other than trade payables) with an original maturity of less than one year or which is redeemable at the option of the holder within one year from the date of original issuance, if, after giving effect thereto, the outstanding principal amount of that indebtedness would exceed the greater of $100 million and 15% of our long-term debt and equities determined on a consolidated basis as of the end of the immediately preceding fiscal quarter. Fifteen percent of our long-term debt and equities as of September 30, 2002, was approximately $126.5 million. The Amended Indenture and the Restated Indenture do not restrict our ability to issue short-term indebtedness.

Limitation on Cash Investments

Until the first to occur of the Amendment Date or the Release Date, the Existing Indenture prohibits us from investing or directing the trustee to invest more than 25% of the aggregate of (1) cash on hand held for working capital purposes, (2) moneys received by the trustee following a release of property from the lien under the

Existing Indenture, (3) proceeds from a taking or insurance, or disposition of a portion of the trust estate or as a depreciation deposit, and (4) cash deposited with the trustee as a basis for additional Obligations, other than in:

•	obligations issued by or unconditionally guaranteed by the United States of America or certificates or other evidences of interests in those obligations;

•	securities issued by any agency or instrumentality of the United States of America or any corporation created pursuant to any act of Congress;

•	commercial paper rated in either of the two highest rating categories by a national credit rating agency;

•
demand or time deposits, certificates of deposit and bankers’ acceptances issued or accepted by any bank or trust company having capital surplus and undivided profits aggregating at least $50 million and whose long-term debt is rated in any of the three highest rating categories by a national credit rating agency;

•
repurchase agreements that are secured by a perfected security interest in securities listed in the first two bullets above entered into with a government bond dealer recognized as a primary dealer by the Federal Reserve Bank of New York or any bank described in the preceding bullet;

•	non-convertible debt instruments rated in any of the three highest categories by a national credit rating agency; or

•	any short-term institutional investment fund or account which invests solely in any of the foregoing obligations.

These restrictions on our cash investments will end on the earlier to occur of the Amendment Date or the Release Date.

Book-Entry System; Exchangeability

Unless otherwise stated in any prospectus supplement, we will issue debt securities in book-entry form and the Depository Trust Company (“DTC”) will act as the securities depository for the debt securities. Portions of the following description concerning DTC and DTC’s book-entry system are based on information furnished by DTC.

DTC has advised us as follows:

DTC will act as securities depository for each series of the debt securities. Each series of the debt securities will be issued as fully-registered debt securities registered in the name of Cede & Co. (DTC’s partnership nominee) or such other name as may be requested by an authorized representative of DTC. One fully-registered certificate will be issued for each series of the debt securities set forth on the front cover of the prospectus supplement, in the aggregate principal amount of such series, and will be deposited with DTC.

DTC, the world’s largest depository, is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code, and a “clearing agency” registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934. DTC holds and provides asset servicing for over 2 million issues of U.S. and non-U.S. equity issues, corporate and municipal debt issues, and money market instruments from over 85 countries that DTC’s participants (“Direct Participants”) deposit with DTC. DTC also facilitates the post-trade settlement among Direct Participants of sales and other securities transactions in deposited securities, through electronic computerized book-entry transfers and pledges between Direct Participants’ accounts. This eliminates the need for physical movement of certificates representing the debt securities. Direct Participants include both U.S. and non-U.S. securities brokers and dealers, banks, trust companies, clearing corporations, and certain other organizations. DTC is a wholly-owned subsidiary of The Depository Trust & Clearing Corporation (“DTCC”). DTCC, in turn, is owned by a number of Direct Participants of DTC and Members of the National Securities

Clearing Corporation, Government Securities Clearing Corporation, MBS Clearing Corporation, and Emerging Markets Clearing Corporation (NSCC, GSCC, MBSCC, and EMCC, also subsidiaries of DTCC), as well as by the New York Stock Exchange, Inc., the American Stock Exchange LLC, and the National Association of Securities Dealers, Inc. Access to the DTC system is also available to others such as both U.S. and non-U.S. securities brokers and dealers, banks, trust companies, and clearing corporations that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly (“Indirect Participants”). DTC has Standard & Poor’s highest rating: AAA. The DTC Rules applicable to its Participants are on file with the Securities and Exchange Commission. More information about DTC can be found at www.dtcc.com.

Purchases of the debt securities under the DTC system must be made by or through Direct Participants, which will receive a credit for the debt securities on DTC’s records. The ownership interest of each actual purchaser of a bond (“Beneficial Owner”) is in turn to be recorded on the Direct and Indirect Participants’ records. Beneficial Owners will not receive written confirmation from DTC of their purchase. Beneficial Owners are, however, expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the Direct or Indirect Participant through which the Beneficial Owner entered into the transaction. Transfers of ownership interests in the debt securities are to be accomplished by entries made on the books of Direct and Indirect Participants acting on behalf of Beneficial Owners. Beneficial Owners will not receive certificates representing their ownership interests in the debt securities, except in the event that use of the book-entry system for the debt securities is discontinued.

To facilitate subsequent transfers, all debt securities deposited by Direct Participants with DTC are registered in the name of DTC’s partnership nominee, Cede & Co., or such other name as may be requested by an authorized representative of DTC. The deposit of the debt securities with DTC and their registration in the name of Cede & Co. or such other DTC nominee do not effect any change in beneficial ownership. DTC has no knowledge of the actual Beneficial Owners of the debt securities; DTC’s records reflect only the identity of the Direct Participants to whose accounts such debt securities are credited, which may or may not be the Beneficial Owners. The Direct and Indirect Participants will remain responsible for keeping account of their holdings on behalf of their customers.

Conveyance of notices and other communications by DTC to Direct Participants, by Direct Participants to Indirect Participants, and by Direct Participants and Indirect Participants to Beneficial Owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

To the extent applicable, redemption notices shall be sent to DTC. Unless otherwise indicated in the DTC Letter of Representations among us, the trustee and DTC, if less than all of the debt securities are being redeemed, DTC’s practice is to determine by lot the amount of the interest of each Direct Participant in such issue to be redeemed.

Neither DTC nor Cede & Co. (nor any other DTC nominee) will consent or vote with respect to the debt securities unless authorized by a Direct Participant in accordance with DTC’s Procedures. Under its usual procedures, DTC would mail an Omnibus Proxy to us as soon as possible after the record date. The Omnibus Proxy assigns Cede & Co.’s consenting or voting rights to those Direct Participants to whose accounts the debt securities are credited on the record date (identified in a listing attached to the Omnibus Proxy).

Redemption proceeds on the debt securities will be made to Cede & Co., or such other nominee as may be requested by an authorized representative of DTC. DTC’s practice is to credit Direct Participants’ accounts upon DTC’s receipt of funds and corresponding detail information from us or the Initial Purchaser, on payable dates in accordance with their respective holdings shown on DTC’s records. Payments by Participants to Beneficial Owners will be governed by standing instructions and customary practices, as is the case with the debt securities held for the accounts of customers in bearer form or registered in “street name,” and will be the responsibility of such Participant and not of DTC nor its nominee, the Initial Purchaser or us, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of redemption proceeds, distributions and dividends to Cede & Co. (or such other nominee as may be requested by an authorized representative of DTC) is our responsibility, disbursement of such payments to Direct Participants will be the responsibility of DTC, and disbursement of such payments to the Beneficial Owners will be the responsibility of Direct and Indirect Participants.

Unless otherwise stated in any prospectus supplement, each series of the debt securities will be represented by one or more global securities that we will deposit with DTC or its agent and will settle in DTC’s Same-Day Funds Settlement System and trade in that system in book-entry form until maturity. Therefore, secondary market trading activity for each series of the debt securities will settle in immediately available funds. We will pay principal and interest to DTC in immediately available funds. There can be no assurance as to the effect, if any, that settlement in immediately available funds will have on trading activity in each series of the debt securities.

DTC may discontinue providing its services as depository with respect to the debt securities at any time by giving reasonable notice to us. Under such circumstances, in the event that a successor depository is not obtained, physical certificates representing the debt securities are required to be printed and delivered.

We may decide to discontinue use of the system of book-entry transfers through DTC (or a successor securities depository). In that event, the securities certificates will be printed and delivered.

Additional Obligations

The aggregate principal amount of Obligations that may be issued under the Indenture is not limited.

Issuance of Additional Obligations Prior to the Amendment Date and the Release Date

Until the Release Date, additional Obligations, ranking equally and ratably with the existing Obligations, may be issued from time to time against:

•	10/11 (90.91%) of the amount of bondable additions,

•	the aggregate principal amount of retired or defeased Obligations, and

•	deposits of cash with the trustee.

Bondable additions equal the bondable value of all certified property additions (as described immediately below), less the bondable value of all property subject to the lien of the Existing Indenture that is retired after April 30, 1992. Property additions are defined in the Existing Indenture to include specified property chargeable to our fixed plant accounts, subject to the lien of the Existing Indenture, acquired or constructed by us since April 30, 1992 and not subject to pre-existing liens securing indebtedness prior to or on a parity with the lien of the Existing Indenture. For the purpose of calculating the amount of property additions and retirements, the bondable value of property acquired after April 30, 1992, is the lesser of the cost and the fair value of that property (determined as of the time of acquisition); and the bondable value of property acquired on or before April 30, 1992 is the gross book value of that property as of April 30, 1992. The amount of bondable additions available for the issuance of additional Obligations is approximately $86.7 million, plus the bondable value of all property additions (calculated as described above) after December 31, 2001, minus the bondable value of all property subject to the lien of the Indenture that is retired or disposed of after December 31, 2001. As a result, as of December 31, 2001, we could have issued approximately $78.8 million of additional Obligations on the basis of bondable additions. As of September 30, 2002, $43.7 million of additional Obligations may be issued under the Indenture on the basis of retired or defeased Obligations.

Until the earlier to occur of the Amendment Date or the Release Date, we cannot issue additional Obligations under the Existing Indenture on the basis of bondable additions or retirement or defeasance of Obligations or the deposit of cash with the trustee unless we also certify that:

•
our margins for interest, calculated as described above, during a consecutive 12-month period within the 18-month period immediately preceding our request for additional Obligations was at least 1.20 times total interest charges during that 12-month period; and

•
the sum of (A) our margins for interest for that 12-month period; (B) the maximum annual interest (making assumptions with respect to variable rate debt) that will accrue on the additional Obligations to be issued; and (C) the maximum annual interest (making assumptions with respect to variable rate debt) on all Obligations and all indebtedness secured by a lien equal or prior to the lien of the Existing Indenture issued since the first day of that 12-month period to and including the date of issuance of such additional Obligations, but only to the extent interest charges on such other Obligations and indebtedness are not included within the computation of margins for interest for that period (net of interest savings during such 12-month period on any Obligations or indebtedness secured by a lien equal to or prior to the lien of the Existing Indenture retired with the proceeds of such additional Obligations) would equal at least 1.15 times the sum of the total interest charges during that 12-month period plus such maximum annual interest as determined pursuant to clause (B) above, plus the maximum annual interest determined pursuant to clause (C) above, minus interest savings during that 12-month period on the retired Obligations or indebtedness secured by a lien equal to or prior to the lien of the Existing Indenture.

See “—Rate Covenant” for a description of the calculation of interest charges and margins for interest under the Existing Indenture.

Issuance of Additional Obligations After Amendment Date but Prior to the Release Date

The Amended Indenture will continue to provide that the issuance of additional Obligations, ranking equally and ratably with the existing Obligations, may be made on the basis of bondable additions, retired or defeased Obligations or deposits of cash with the trustee. The Amended Indenture modifies, however, the certifications required before the issuance of additional Obligations. After the Amendment Date and prior to the Release Date, we must certify only that our margins for interest (calculated as described above under the Amended Indenture and the Restated Indenture) during a consecutive 12-month period within the 18-month period immediately preceding our request for additional Obligations was at least 1.10 times total interest charges (calculated as described above under the Amended Indenture and the Restated Indenture) during that 12-month period. No certification of a forward-looking margins for interest ratio will be required after the Amendment Date.

Issuance of Additional Obligations After the Release Date

Beginning on the Release Date, we may issue additional Obligations under the Restated Indenture, ranking equally and ratably with the debt securities and all other Obligations then outstanding under the Restated Indenture from time to time as authorized by the board of directors. The additional Obligations that we may issue may contain provisions for, among other things, optional redemption, prepayment, amortization of principal, and covenants and events of default that differ from the terms of the debt securities.

The aggregate principal amount of additional Obligations which may be authenticated and delivered and outstanding under the Restated Indenture is not otherwise limited, except as provided in the provisions of any supplemental indenture creating any series of Obligations and except as may be limited by law. The Restated Indenture does not otherwise restrict us from issuing additional or other indebtedness under another instrument.

Limitation on Distributions to Members

The Existing Indenture prohibits us from making any distribution, including a dividend or payment or retirement of patronage capital, to our members if we are in default under the Existing Indenture. Otherwise, we are permitted to make a distribution to our members if, after the distribution (1) our aggregate margins and equities as of the end of the most recent fiscal quarter would be equal to or greater than 20% of our total long-term debt and equities and the aggregate amount of all distributions after the date on which our aggregate margins and equities first reached 20% of total long-term debt and equities does not exceed 35% of our aggregate net margins earned after that date; or (2) our aggregate margins and equities as of the end of the most recent fiscal quarter would be equal to or greater than 30% of our total long-term debt and equities. Under current accounting requirements, our equities consist of our patronage capital and accumulated other comprehensive income. Accumulated other comprehensive income consists of the change in the market value of our investments. At September 30, 2002, we could have distributed $10.0 million to our members under this formula.

After the Amendment Date or the Release Date, we may not make any distribution, including a dividend or payment or retirement of patronage capital, to our members if an event of default exists under the Amended Indenture or the Restated Indenture. Otherwise, we will be permitted to make a distribution to our members if (1) after the distribution, our patronage capital as of the end of the most recent fiscal quarter would be equal to or greater than 20% of our total long-term debt and patronage capital, or (2) all of our distributions for the year in which the distribution is to be made do not exceed 5% of our patronage capital as of the end of the most recent fiscal year. For this purpose, patronage capital and total long-term debt and patronage capital do not include any earnings retained in any of our subsidiaries or affiliates or the debt of any subsidiary or affiliate.

Events of Default and Remedies

Events of default under the Indenture consist of:

•
failure to pay principal of or premium, if any, on any Obligation when due (and after the Release Date, subject to any applicable grace period set forth in the Obligation or supplemental indenture under which the Obligation is issued);

•
failure to pay any interest on any Obligation when due, continued beyond any applicable grace period (the duration of which, unless, after the Release Date, specified otherwise in the Obligation, is 45 days);

•
any other breach by us of any of our warranties or covenants contained in the Indenture, continued for 45 days after written notice from the trustee or the holders of at least 10% in principal amount of the outstanding Obligations;

•
prior to the Amendment Date or the Release Date, failure to pay when due any portion of the principal of, or acceleration of, any other indebtedness for money borrowed in excess of $5 million if that indebtedness is not discharged within any applicable grace period or the acceleration is not rescinded or annulled;

•
on or after the Amendment Date or the Release Date, failure to pay when due (other than amounts due on acceleration) any portion of the principal of any indebtedness for money borrowed (other than pursuant to the Amended Indenture or the Restated Indenture), which failure resulted in the indebtedness becoming due or being declared due and payable prior to the date on which it would otherwise have become due and payable, in an aggregate amount in excess of $10 million unless that indebtedness is discharged or the acceleration rescinded or annulled within 10 days after the acceleration;

•
a judgment against us in excess of $5 million ($10 million after the Amendment Date or the Release Date) which remains unsatisfied or unstayed for 45 days after either entry of judgment or termination of a stay, and the judgment remains unstayed or unsatisfied for a period of ten days after notice thereof from the trustee or the holders of at least 10% in principal amount of the outstanding Obligations; or

•	other proceedings in bankruptcy, receivership, insolvency, liquidation or reorganization.

Subject to the provisions of the Indenture relating to the duties of the trustee if an event of default occurs and is continuing, the trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request or direction of any of the holders, unless those holders will have offered to the trustee indemnity reasonably satisfactory to the trustee. Subject to these provisions for the indemnification of the trustee, the holders of a majority in aggregate principal amount of the outstanding Obligations will have the right to require the trustee to proceed to enforce the Indenture and to direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred on the trustee except that, so long as not in default with respect to its credit enhancement for any Obligations, a credit enhancer for, and not the actual holders of, those Obligations will be deemed to be the holder of those Obligations for purposes of, among other things, taking action in connection with the remedies set forth in the Indenture. In the event that the debt securities are insured by a credit enhancer, generally, the insurer and not the actual holders of the debt securities will have the right to exercise any remedies that would otherwise be exercisable by the holders of the debt securities under the Indenture.

If an event of default occurs and is continuing, either the trustee or the holders of at least 25% in aggregate principal amount of the outstanding Obligations may accelerate the maturity of all Obligations. However, after the acceleration, but before sale of any of the trust estate or a judgment or decree based on acceleration, the holders of a majority in aggregate principal amount of outstanding Obligations may, under some circumstances, rescind the acceleration if, among other things, all events of default, other than the non-payment of accelerated principal, have been cured or waived as provided in the Indenture.

No holder of any Obligation will have any right to institute any proceeding with respect to the Indenture or for any remedy thereunder, unless (1) the holder previously has given to the trustee written notice of a continuing event of default, (2) the holders of at least 25% in aggregate principal amount of the outstanding Obligations have made written request and offered reasonable indemnity to the trustee to institute such proceeding as trustee, (3) the trustee for 60 days after its receipt of such notice, request and indemnity has failed to institute any such proceeding, and (4) the trustee has not received from the holders of a majority in aggregate principal amount of the outstanding Obligations a direction inconsistent with that request. However, the limitations on the holders’ rights to institute proceedings do not apply to a suit instituted by a holder of an Obligation for the enforcement of payment of the principal of and premium, if any, or interest on such Obligation on or after the respective due date stated therein. If an event of default affects the holders of one or more series of debt securities only, any action previously described that requires the approval of holders of Obligations can be taken by the holders of such respective series alone in the same percentage.

The Indenture provides that the trustee, within 90 days after the occurrence of an event of default (but at least 60 days after the occurrence of some specified events of default), will give to the holders of Obligations notice of all uncured defaults known to it, except that in the case of a default in the payment of principal of, premium (if any), sinking fund payment or interest on any Obligations, the trustee will be protected in withholding that notice if it in good faith determines that the withholding of that notice is in the interest of the holders of the Obligations.

The Indenture provides that if an event of default has occurred and is continuing, the trustee will exercise its rights and powers under the Indenture, and use the same degree of care and skill in its exercise, as a prudent person would exercise or use under the circumstances in the conduct of his or her own affairs.

If an event of default occurs and is continuing prior to the Release Date, the trustee may sell the mortgaged property, in either judicial or nonjudicial proceedings. The proceeds from disposition of the mortgaged property prior to the Release Date will be applied as follows: (1) to the payment of all amounts due the trustee; (2) if all Obligations have become due and payable, to the payment of outstanding Obligations without preference or priority between interest or principal or among Obligations; and (3) if any principal has not become due and payable, then first to interest installments in the order of their maturity and second to principal or redemption price. After the Release Date, moneys collected by the trustee following an event of default will be applied in the same manner.

Prior to the date the trustee obtains a judgment for the payment of money due, the holders of at least a majority in principal amount of the outstanding Obligations, by written notice to the trustee, may waive any past defaults, except a default in payment of the principal or interest on any Obligation, or in respect of any covenant or provision that by its terms cannot be modified or amended without the consent of the holder of each Obligation affected. Upon any such waiver, the default will cease to exist and any event of default arising therefrom will be deemed cured.

The Indenture requires us to deliver to the trustee, within 120 days after the end of each fiscal year, a written statement as to our compliance (determined without regard to any grace period or notice requirement) with all conditions and covenants under the Indenture. In addition, we are required to deliver to the trustee, promptly after any of our officers may be reasonably deemed to have knowledge of a default under the Indenture, a written notice specifying the nature and duration of the default and the action we are taking and propose to take with respect thereto.

Amendments and Supplemental Indentures

Without the Consent of Holders

Without the consent of the holders of any Obligations, we and the trustee may from time to time enter into one or more supplemental indentures:

•
to add to the conditions, limitations and restrictions on the authorized amount, terms or purposes of the issue, authentication and delivery of Obligations or of any series of Obligations under the Indenture;

•	to create any new series of Obligations;

•	to evidence the succession of another corporation and the assumption by that successor of our covenants;

•	to add to our covenants or to surrender any of our rights or powers;

•
to modify or eliminate any of the terms of the Indenture; but if any modification or elimination made in a supplemental indenture would adversely affect or diminish the rights of the holders of any Obligations then outstanding against us or our property, the supplemental indenture must state that any of these modifications or eliminations will become effective only when there is no Obligation of any series created prior to the execution of that supplemental indenture (subject to the trustee’s discretion, it may decline to enter into a supplemental indenture which, in its opinion, may not afford adequate protection to the trustee when that supplemental indenture becomes operative);

•
to cure any ambiguity, to correct or supplement any provision in the Indenture which may be inconsistent with any other provision or to make any other provisions, with respect to matters or questions arising under the Indenture, which is not inconsistent with the provisions of the Indenture, provided that this action will not adversely affect the interests of the holders of the Obligations in any material respect;

•	to evidence the succession of another trustee or the appointment of a co-trustee or separate trustee;

•	to add or change any provision of the Indenture to the extent necessary to permit or facilitate the issuance of Obligations in bearer or book-entry form;

•
to modify, eliminate or add to the provisions of the Indenture to the extent necessary to effect the qualification of the Indenture under the Trust Indenture Act of 1939, as amended, or under any similar federal statute hereafter enacted; or

•	to make any other change in the Indenture that, in the reasonable judgment of the trustee, will not materially and adversely affect the rights of holders of Obligations.

Prior to the Release Date, we and the trustee may also enter into one or more supplemental indentures, without the consent of holders of Obligations, to correct or amplify the description of any property at any time subject to the lien of the Existing Indenture, to confirm property subject or required to be subjected to the lien of the Indenture, or to subject additional property to the lien of the Existing Indenture.

Unless explicitly included in the list of matters for which consent of all of the holders effected thereby is required prior to entering into a supplemental indenture above, effective from and after the earlier to occur of the

Amendment Date or the Release Date, any supplemental indenture will be presumed not to materially adversely affect the rights of holders if:

•
the Amended Indenture or the Restated Indenture, as supplemented, provides equally and ratably for the payment of principal of (and premium, if any) and interest on the outstanding Obligations remaining outstanding; and

•
we furnish to the trustee written evidence from two nationally recognized rating agencies rating the Obligations that their respective ratings of the outstanding Obligations (or other obligations primarily secured by outstanding Obligations) not subject to credit enhancement will not be withdrawn or reduced.

With the Consent of Holders

With the consent of the holders of not less than a majority in principal amount of the Obligations of all series then outstanding affected by a supplemental indenture, we and the trustee may enter into one or more supplemental indentures to add, change or eliminate any of the provisions of the Indenture or modify the rights of the holders of Obligations, but no such supplemental indenture will, without the consent of the holder of each outstanding Obligation affected thereby:

•
change the stated maturity (the date specified in each Obligation as the fixed date on which the principal of the Obligation or an installment of interest on the Obligation is due and payable) of or reduce the principal of, or any installment of interest on, any Obligation, or any premium payable upon the redemption thereof, or change any place of payment (the city or political subdivision thereof in which we are required by the Indenture to maintain an office or agency for payment of the principal of or interest on the Obligations) where any Obligation, or the interest on the Obligation is payable, or impair the right to institute suit for the enforcement of any such payment on or after the stated maturity of the Obligation (or, in the case of redemption, on or after the redemption date);

•	reduce the percentage in principal amount of the outstanding Obligations the consent of the holders of which is required for various purposes;

•
modify what constitutes an outstanding Obligation, modify the Indenture in a manner as to affect the rights of the holders to the benefits of the sinking fund or modify other provisions of the Indenture;

•	on or after the earlier to occur of the Amendment Date or the Release Date, modify the Indenture as to the application of moneys received by the trustee; or

•
permit (prior to the Release Date) the creation of any lien ranking prior to or on a parity with the lien of the Existing Indenture or the Amended Indenture with respect to any of the mortgaged property except as otherwise permitted.

See “—Credit Enhancer” for a description of instances pursuant to which an insurer of our Obligations will be considered a holder of our Obligations.

Consolidation, Merger, Conveyance or Transfer

Under the Existing Indenture and the Amended Indenture, we have agreed not to consolidate with or merge into any other entity or convey or transfer substantially all of our property and assets to any entity, unless:

•
the consolidation, merger, conveyance or transfer is on terms that fully preserve the lien and security under the Existing Indenture and the Amended Indenture and the rights and powers of the trustee and the holders of the Obligations;

•
the entity formed by the consolidation or merger or the entity acquiring all or substantially all of our property is an entity organized and validly existing under the laws of the United States of America or any state;

•
we execute and deliver to the trustee a supplemental indenture in form recordable and satisfactory to the trustee, meeting the relevant requirements under the Existing Indenture and the Amended Indenture and containing (1) an assumption by the successor of the due and punctual payment of the principal of (and premium, if any) and interest on all the Obligations and the performance and observance of every covenant and condition of the Existing Indenture and the Amended Indenture to be performed or observed by us, and (2) a grant, conveyance, transfer and mortgage complying with the relevant provisions under the Existing Indenture and the Amended Indenture;

•	immediately after giving effect to the transaction, no event of default under the Existing Indenture or the Amended Indenture will exist; and

•
we deliver to the trustee an officers’ certificate and an opinion of counsel stating that the consolidation, merger, conveyance or transfer and the supplemental indenture comply with the terms of the Existing Indenture and the Amended Indenture.

Under the Restated Indenture, we have agreed not to consolidate with or merge into any other entity or convey or transfer substantially all of our property and assets to any entity, unless:

•
the entity formed by that consolidation or merger or the entity which acquires all or substantially all of our properties and assets is organized and validly existing under the laws of the United States of America or any state;

•
the entity executes and delivers to the trustee a supplemental indenture in form satisfactory to the trustee containing an assumption by the successor entity of the due and punctual payment of the principal of (and premium, if any) and interest on all the Obligations and the performance and observance of every covenant and condition of the Restated Indenture to be performed or observed by us;

•	immediately after giving effect to these transactions, no event of default exists under the Restated Indenture; and

•
we deliver to the trustee an officers’ certificate and an opinion of counsel stating that the consolidation, merger, conveyance or transfer and supplemental indenture comply with the relevant terms of the Restated Indenture.

Defeasance

The Indenture provides that Obligations of any series, or any maturity within a series, will be deemed to have been paid and (subject to receipt of required rulings or opinions relating to tax matters) our obligations to the holders of those Obligations will be discharged, if we deposit with the trustee or paying agent cash or defeasance securities maturing as to principal and interest in such amounts and at such times as are sufficient to pay when due the principal or (if applicable) redemption price and interest due and to become due on those Obligations. Permitted defeasance securities include debt instruments or other obligations the principal and interest on which constitute direct obligations of, or are unconditionally guaranteed by, the United States and, after the Amendment Date or the Release Date, some “AAA”-rated, pre-refunded municipal debt securities, and, in both cases, certificates of interest or participation in any such obligations, or in specified portions thereof.

Trustee, Paying Agent

The trustee and paying agent under the Indenture is SunTrust Bank, as successor to Crestar Bank.

Reports

As long as the Indenture is required to be qualified under the Trust Indenture Act, we are obligated to file with the trustee copies of the annual reports and of the information, documents and other reports which we may be required to file with the Securities and Exchange Commission pursuant to Section 13 or 15(d) of the Securities

Exchange Act of 1934, as amended. We are obligated to make these filings with the trustee within 15 days after we are required to file them with the SEC. We intend to continue filing periodic reports with the Securities and Exchange Commission for so long as any publicly held debt securities remain outstanding.

PLAN OF DISTRIBUTION

We may sell the debt securities through underwriters or agents or directly to one or more purchasers. Any underwriter or agent involved in the offer and sale of the debt securities will be named in the related prospectus supplement. If we sell debt securities directly, no underwriters or agents would be involved.

Underwriters or agents may offer and sell the debt securities at a fixed price or prices, which may be changed, at market prices prevailing at the time of sale, at prices related to prevailing market prices or at negotiated prices. In connection with the sale of the debt securities, underwriters or agents may be deemed to have received compensation from us in the form of underwriting discounts or commissions and also may receive compensation in the form of discounts, concessions or commissions from other underwriters or commissions from the purchasers for whom they may act as agent.

The debt securities, when first issued, will have no established trading market. Any underwriters or agents to or through whom we sell debt securities for public offering and sale may make a market in those debt securities, but these underwriters or agents will not be obligated to do so and may discontinue any market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the debt securities.

We may have agreements with the underwriters or agents to indemnify them against or provide contribution toward certain civil liabilities, including liabilities under the Securities Act.

In order to facilitate the offering of the debt securities, the underwriters or agents may engage in transactions that stabilize, maintain or otherwise affect the price of the debt securities. Specifically, the underwriters or agents may overallot in connection with the offering, creating short positions in the debt securities for their own accounts. In addition, to cover overallotments or to stabilize the price of the debt securities, the underwriters or agents may bid for and purchase the debt securities in the open market. Any of these activities may stabilize or maintain the market price of the debt securities above independent market levels. The underwriters and agents are not required to engage in these activities and may end any of the activities at any time.

In addition, some underwriters or agents and their affiliates may engage in transactions with, lend money to and perform services for us in the ordinary course of their businesses.

LEGAL OPINIONS

LeClair Ryan, a Professional Corporation, and Orrick, Herrington & Sutcliffe LLP will pass upon the legality and enforceability of the debt securities for us.

EXPERTS

The consolidated financial statements of Old Dominion Electric Cooperative as of and for the years ended December 31, 2001 and 2000 appearing in Old Dominion Electric Cooperative’s Annual Report on Form 10-K, as amended, for the year ended December 31, 2001, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The consolidated financial statements for the year ended December 31, 1999 incorporated in this Prospectus by reference to the Annual Report on Form 10-K, as amended, for the year ended December 31, 2001 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

Old Dominion Electric Cooperative

$300,000,000

            % 2002 Series B Bonds Due 2028

PROSPECTUS SUPPLEMENT

JPMorgan                            Goldman, Sachs & Co.

            , 2002

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

I.    Item 14.    Other Expenses of Issuance and Distribution

The following table sets forth an itemized list of the costs and expenses, other than underwriting discounts and commissions to be paid by Old Dominion, in connection with the issuance of the debt securities. All amounts shown are estimates except for the registration fee.

SEC registration fee	$66,240
Blue sky fees and expenses	30,000
Printing and engraving expenses	175,000
Legal fees and expenses	1,500,000
Credit enhancement insurance	5,000,000
Accounting fees and expenses	400,000
Trustee fees	6,000
Rating agency fees	450,000
Recording taxes	432,000
Miscellaneous expenses	100,000

Total	$8,159,240

II.    Item 15.    Indemnification of Officers and Directors

Pursuant to Article 8 of our Amended and Restated Articles of Incorporation we will indemnify our officers and directors for all costs and expenses in connection with the defense of any action, suit or proceeding in which such officer or director may be a party as a result of conduct performed within the scope of his or her duties. We will not, however, indemnify an officer or director in relation to a matter in which such officer or director shall be finally adjudicated in an action, suit or proceeding to have acted negligently or with misconduct in the performance of his or her duty.

In addition, Article 10.01 of our Bylaws requires that we indemnify and defend an officer or director who is a party, or threatened to be made a party, to a civil, criminal or administrative proceeding, including for expenses, including attorneys’ fees, judgments, fines and settlements, actually and reasonably incurred. An officer or director will only receive such indemnification if the acts complained of were in the scope of such officer’s or director’s duties. We may pay the expenses incurred by any director or officer entitled to indemnification in defending a civil or criminal action, suit or proceeding in advance of the final disposition of any such action, suit or proceeding, if we receive an undertaking from such officer or director that such officer or director will repay such amount if it is ultimately determined that such officer or director is not entitled to be indemnified by us as authorized by law.

III.    Item 16.    Exhibits

Listed below are the exhibits which are filed as part of this Registration Statement:

Exhibit Number	Description

1.1	Form of Underwriting Agreement between the Registrant and J.P. Morgan Securities Inc., as Representative (previously filed as an exhibit to this Registration Statement).

*4.1
Indenture of Mortgage and Deed of Trust, dated as of May 1, 1992, between Old Dominion Electric Cooperative and Crestar Bank, as Trustee (filed as exhibit 4.1 to the Registrant’s Form 10-K for the year ended December 31, 1992, File No. 33-46795, filed on March 30, 1993).

Exhibit Number	Description

*4.2
First Supplemental Indenture, dated as of August 1, 1992, to the Indenture of Mortgage and Deed of
Trust, dated as of May 1, 1992, between Old Dominion Electric Cooperative and Crestar Bank, as Trustee (filed as exhibit 4.22 to the Registrant’s Form 10-K for the year ended December 31, 1992, File No. 33-46795, filed on March 30, 1993).

*4.3
Second Supplemental Indenture, dated as of December 1, 1992, to the Indenture of Mortgage and Deed of Trust, dated as of May 1, 1992, between Old Dominion Electric Cooperative and Crestar Bank, as Trustee (filed as exhibit 4.24 to the Registrant’s Form 10-K for the year ended December 31, 1992, File No. 33-46795, filed on March 30, 1993).

*4.4
Third Supplemental Indenture, dated as of May 1, 1993, to the Indenture of Mortgage and Deed of Trust, dated as of May 1, 1992, between Old Dominion Electric Cooperative and Crestar Bank, as Trustee (filed as exhibit 4.1 to the Registrant’s Form 10-Q for the quarter ended June 30, 1993, File No. 33-46795, filed on August 10, 1993).

*4.5
Fourth Supplemental Indenture, dated as of December 15, 1994, to the Indenture of Mortgage and Deed of Trust dated as of May 1, 1992, between Old Dominion Electric Cooperative and Crestar Bank, as Trustee (filed as exhibit 4.5 to the Registrant’s Form 10-K for the year ended December 31, 1996, File No. 33-46795, on March 20, 1997).

*4.6
Fifth Supplemental Indenture, dated as of February 29, 1996, to the Indenture of Mortgage and Deed of Trust dated as of May 1, 1992, between Old Dominion Electric Cooperative and Crestar Bank, as Trustee (filed as exhibit 4.6 to the Registrant’s Form 10-K for the year ended December 31, 1996, File No. 33-46795, on March 20, 1997).

*4.7
Sixth Supplemental Indenture, dated as of November 28, 1997, to the Indenture of Mortgage and Deed of Trust dated as of May 1, 1992, between Old Dominion Electric Cooperative and Crestar Bank, as Trustee (filed as exhibit 4.7 to the Registrant’s Form 10-K for the year ended December 31, 1998, File No. 33-46795, on March 25, 1999).

*4.8
Seventh Supplemental Indenture, dated as of November 1, 1998, to the Indenture of Mortgage and Deed of Trust dated as of May 1, 1992, between Old Dominion Electric Cooperative and Crestar Bank, as Trustee (filed as exhibit 4.8 to the Registrant’s Form 10-K for the year ended December 31, 1998, File No. 33-46795, on March 25, 1999).

*4.9
Eighth Supplemental Indenture, dated as of November 30, 1998, to the Indenture of Mortgage and Deed of Trust dated as of May 1, 1992, between Old Dominion Electric Cooperative and Crestar Bank, as Trustee (filed as exhibit 4.9 to the Registrant’s Form 10-K for the year ended December 31, 1998, File No. 33-46795, on March 25, 1999).

*4.10
Ninth Supplemental Indenture, dated as of November 1, 1999, to the Indenture of Mortgage and Deed of Trust dated as of May 1, 1992, between Old Dominion Electric Cooperative and Crestar Bank, as Trustee (filed as exhibit 4.10 to the Registrant’s Form 10-K for the year ended December 31, 1999, File No. 33-46795, on March 22, 2000).

*4.11
Tenth Supplemental Indenture, dated as of November 1, 2000, to the Indenture of Mortgage and Deed of Trust dated as of May 1, 1992, between Old Dominion Electric Cooperative and Suntrust Bank (formerly Crestar Bank), as Trustee (filed as exhibit 4.11 to the Registrant’s Form 10-K for the year ended December 31, 2000, File No. 33-46795, on March 19, 2001).

*†4.12
Eleventh Supplemental Indenture, dated as of September 1, 2001, to the Indenture of Mortgage and
Deed of Trust dated as of May 1, 1992, between Old Dominion Electric Cooperative and SunTrust Bank (formerly Crestar Bank), as Trustee (filed as exhibit 4.1 to the Registrant’s Form 10-Q/A for the quarter ended September 30, 2001, File No. 33-46795, filed on November 20, 2001).

Exhibit Number	Description

*4.13
Twelfth Supplemental Indenture, dated as of November 1, 2001, to the Indenture of Mortgage and Deed of Trust dated as of May 1, 1992, between Old Dominion Electric Cooperative and SunTrust Bank (formerly Crestar Bank), as Trustee (filed as exhibit 4.12 to the Registrant’s Form 10-K for the year ended December 31, 2001, File No. 33-46795, filed on April 1, 2002).

4.14
Thirteenth Supplemental Indenture, dated as of November 1, 2002, to the Indenture of Mortgage and Deed of Trust, dated as of May 1, 1992, between Old Dominion Electric Cooperative and SunTrust Bank (formerly Crestar Bank), as Trustee (previously filed as an exhibit to this Registration Statement).

4.15
Fourteenth Supplemental Indenture, dated as of December 1, 2002, to the Indenture of Mortgage and Deed of Trust, dated as of May 1, 1992, between Old Dominion Electric Cooperative and SunTrust Bank (formerly Crestar Bank), as Trustee (previously filed as an exhibit to this Registration Statement).

*4.16
Amended and Restated Indenture, dated as of September 1, 2001, between Old Dominion Electric Cooperative and SunTrust Bank, as Trustee (filed as exhibit 4.2 to Registrant’s Form 10-Q/A for the quarter ended September 30, 2001, File No. 33-46795, filed on November 20, 2001) † cross footnote.

4.17
First Supplemental Indenture dated as of December 1, 2002, to the Amended and Restated Indenture, dated as of December 1, 2001, between Old Dominion Electric Cooperative and SunTrust Bank, as Trustee (previously filed as an exhibit to this Registration Statement).

4.18	Form of 2002 Series B Bond (previously filed as an exhibit to this Registration Statement).

5.1	Opinion of LeClair Ryan, a Professional Corporation (previously filed as an exhibit to this Registration Statement).

5.2	Opinion of Orrick, Herrington & Sutcliffe LLP (previously filed as an exhibit to this Registration Statement).

12.1	Old Dominion Electric Cooperative Computation of Ratio of Earnings to Fixed Charges and Other Ratios (previously filed as an exhibit to this Registration Statement).

23.1	Consent of Ernst & Young LLP (previously filed as an exhibit to this Registration Statement).

23.2	Consent of PricewaterhouseCoopers LLP (previously filed as an exhibit to this Registration Statement).

23.3	Consent of LeClair Ryan, a Professional Corporation (included in their opinion filed as Exhibit 5.1).

23.4	Consent of Orrick, Herrington & Sutcliffe LLP (included in their opinion filed as Exhibit 5.2).

24	Powers of Attorney (included on the signature page of this Registration Statement).

25	Form T-1, Statement of Eligibility and Qualification under the Trust Indenture Act of 1939 of SunTrust Bank, as Trustee (previously filed as an exhibit to this Registration Statement).

*	Incorporated by reference herein.
†
Article II of this supplemental indenture contains the amendments to the Indenture of Mortgage and Deed of Trust, dated as of May 1, 1992, between old Dominion Electric Cooperative and Crestar Bank, as Trustee, as amended, referred to as the “Amended Indenture” in the Prospectus.

IV.    Item 17.    Undertakings

Old Dominion Electric Cooperative hereby undertakes:

(1)    To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)    To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, unless the information required to be included in such post-effective amendment is contained in a periodic report filed by the registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that is incorporated in this registration statement by reference;

(ii)    To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement, unless the information required to be included in such post-effective amendment is contained in a periodic report filed by the registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that is incorporated in this registration statement by reference;

(iii)    To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)    That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment and each filing of the registrant’s annual report pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)    To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)    For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrants pursuant to Rule 424(b)(1) or (4) or 497(h) under the Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(5)    For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification by the registrant against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment No. 3 to Registration Statement on Form S-3 to be signed on its behalf by the undersigned, thereunto duly authorized in the County of Henrico, Commonwealth of Virginia, on the 11th day of December, 2002.

OLD DOMINION ELECTRIC COOPERATIVE

By:	/s/ DANIEL M. WALKER
Daniel M. Walker Senior Vice President of Accounting and Finance

POWER OF ATTORNEY

Pursuant to the requirements of the Securities Act, this Amendment No. 3 to the Registration Statement on Form S-3 has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title	Date

** Jackson E. Reasor	President and Chief Executive Officer (principal executive officer)	December 11, 2002

/s/ DANIEL M. WALKER Daniel M. Walker	Senior Vice President of Accounting and Finance (principal financial and accounting officer)	December 11, 2002

** Konstantinos N. Kappatos	Senior Vice President of Power Supply Planning	December 11, 2002

** Gregory W. White	Senior Vice President of Engineering and Operations	December 11, 2002

** William M. Alphin	Class A Director	December 11, 2002

** E. Paul Bienvenue	Class A Director	December 11, 2002

** John E. Bonfadini	Class A Director	December 11, 2002

** Dick D. Bowman	Class A Director	December 11, 2002

** M. Johnson Bowman	Class A Director	December 11, 2002

** M Dale Bradshaw	Class A Director	December 11, 2002

** Vernon N. Brinkley	Class A and Class B Director	December 11, 2002

** Calvin P. Carter	Class A Director	December 11, 2002

** Glenn F. Chappell	Class A Director	December 11, 2002

** Carl R. Eason	Class A Director	December 11, 2002

Signature	Title	Date

** Stanley C. Feuerberg	Class A Director	December 11, 2002

** Hunter R. Greenlaw, Jr.	Class A Director	December 11, 2002

** Bruce A. Henry	Class A Director	December 11, 2002

** Frederick L. Hubbard	Class A Director	December 11, 2002

** David J. Jones	Class A Director	December 11, 2002

** Hugh M. Landes	Class A Director	December 11, 2002

** William M. Leech, Jr.	Class A Director	December 11, 2002

** M. Larry Longshore	Class A Director	December 11, 2002

** James M. Reynolds	Class A Director	December 11, 2002

** Charles R. Rice, Jr.	Class A Director	December 11, 2002

Philip B. Tankard	Class A Director	December 11, 2002

** Cecil E. Viverette, Jr.	Class A Director	December 11, 2002

** Carl R. Widdowson	Class A Director	December 11, 2002

** C. Douglas Wine	Class A Director	December 11, 2002

**
By his signature set forth below, the undersigned pursuant to authorized powers of attorney filed with the Securities and Exchange Commission, has signed this Amendment No. 3 to the Registration Statement on Form S-3 on behalf of the persons indicated.

By:	/s/ DANIEL M. WALKER
Daniel M. Walker (Attorney-in-Fact)